Exhibit (a)(1)(A)

August 4, 2016

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Relypsa, Inc.

at

$32.00 Net Per Share

by

Vifor Pharma USA Inc.,

an indirect wholly owned subsidiary of

Galenica AG

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

TIME, AT THE END OF THE DAY ON WEDNESDAY, AUGUST 31, 2016, UNLESS THE OFFER

IS EXTENDED.

Vifor Pharma USA Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland (“Galenica”), is offering to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Relypsa, Inc., a Delaware corporation (“Relypsa”), at a price of $32.00 per Share (the “Offer Price”) to the seller thereof in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 20, 2016, among Galenica, Purchaser and Relypsa (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable after the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Relypsa (the “Merger”) without a vote of the stockholders of Relypsa in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Relypsa continuing as the surviving corporation and an indirect wholly owned subsidiary of Galenica.

The obligation of Purchaser to purchase Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of a number of conditions, including, among other things (a) the Merger Agreement not having been terminated in accordance with its terms, (b) the Minimum Condition (as described in this Offer to Purchase), (c) the Antitrust Condition (as described in this Offer to Purchase), (d) the Restraints Condition (as described in this Offer to Purchase), and (e) other customary conditions as described in Section 13 — “Conditions of the Offer” (the foregoing conditions, including, if the Offer is extended or amended, the terms and conditions of any extension or amendment, collectively, the “Offer Conditions”). There is no financing condition to the Offer.

At a meeting of the board of directors of Relypsa (the “Relypsa Board”) held on July 20, 2016, the members of the Relypsa Board present at the meeting unanimously (a) determined that it was in the best interests of Relypsa and its stockholders for Relypsa to enter into the Merger Agreement, (b) approved and declared advisable the Merger Agreement, the performance by Relypsa of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, (c) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Relypsa’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (d) authorized and approved the execution, delivery and performance of the Merger Agreement by Relypsa.

A summary of the principal terms of the Offer appears on pages (i) through (vii). You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

Call Collect (212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer (or a manually signed facsimile thereof), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by a transfer of Direct Registration Book-Entry Shares (as defined in this Offer to Purchase) or by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Date (as defined herein) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you desire to tender your Shares and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery described in Section 3  — “Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

* * *

Questions and requests for assistance may be directed to Mackenzie Partners, Inc., the “Information Agent” for the Offer, at the telephone numbers, email and address set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions. In those jurisdictions where such laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Relypsa has concurrently filed the Solicitation/Recommendation Statement on Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 — “Certain Information Concerning Relypsa” — “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or Galenica not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied on as having been authorized. No broker, dealer, commercial bank, trust company or other nominee will be deemed to be the agent of Galenica, Purchaser, Relypsa, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Purchaser and Galenica (in each case as defined below). Galenica and Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Relypsa contained herein and elsewhere in this Offer to Purchase has been provided to Galenica and Purchaser by Relypsa or has been taken from or is based on publicly available documents or records of Relypsa on file with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) or other public sources at the time of the Offer. Galenica and Purchaser have not independently verified the accuracy and completeness of such information.

Principal Terms

•	Vifor Pharma USA Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland (“Galenica”), is offering to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Relypsa, Inc., a Delaware corporation (“Relypsa”), at a price of $32.00 per Share (the “Offer Price”) to the seller thereof in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 20, 2016, among Galenica, Purchaser and Relypsa (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable after the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Relypsa (the “Merger”) without a vote of the stockholders of Relypsa in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with Relypsa continuing as the surviving corporation (the “Surviving Corporation”) and an indirect wholly owned subsidiary of Galenica.

•	The Offer is the first step in our plan to acquire all of the issued and outstanding Shares, as provided in the Merger Agreement. If the Offer results in our purchasing a majority of the issued and outstanding Shares, we will acquire the remainder of the Shares (including restricted Shares) in the Merger (other than any Cancelled Company Shares (as defined below), any Accepted Company Shares (as defined below) and any Shares as to which the holder thereof has properly and validly perfected their statutory appraisal rights in compliance in all respects with Section 262 of the DGCL (the “Dissenting Shares”)) for an amount in cash, without interest and less any applicable withholding taxes, equal to the Offer Price, under Section 251(h) of the DGCL. No appraisal rights are available in connection with the Offer. Under the DGCL, however, stockholders who continuously hold their Shares through the effective time of the Merger (the “Effective Time”) and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 16 — “Appraisal Rights.”

•	If the Merger occurs, those Shares owned by Relypsa, Purchaser, Galenica or any of their respective direct or indirect wholly owned subsidiaries (the “Cancelled Company Shares”) and those Shares irrevocably accepted for purchase pursuant to the Offer (“Accepted Company Shares”), will, in each case, be cancelled at the Effective Time by virtue of the Merger without any consideration paid therefor (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any such Accepted Company Shares pursuant to the Offer). As of the date of this Offer to Purchase, Galenica and Purchaser own no Shares.

i

•	The initial offering period for the Offer will end at 12:00 midnight, New York time, at the end of the day on Wednesday, August 31, 2016, unless we extend the Offer pursuant to and in accordance with the terms of the Merger Agreement (the latest time and date at which the Offer, as so extended by Purchaser (if applicable), will expire, the “Expiration Date”). We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York time, on the first business day after the previously scheduled expiration of the Offer. For purposes of this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) promulgated under the Exchange Act, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York time.

•	On the terms and subject to the prior satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.”

•	We estimate that the total amount of funds necessary to purchase all issued and outstanding Shares and other equity-based interests of Relypsa pursuant to the Offer and the Merger will be approximately $1.53 billion. The Offer is not conditioned on any financing arrangements. Galenica intends to finance the acquisition of Shares in the Offer and Merger with a combination of cash on hand and approximately $1.48 billion (based on currency exchange rate from U.S. dollars to Swiss Francs on July 28, 2016) from an unsecured term loan (the “Term Loan”) provided by Credit Suisse AG. See Section 12 — “Source and Amount of Funds.”

•	The Merger Agreement does not provide for, and it is not expected that there will be, a “subsequent offering period.” A “subsequent offering period” is different from an extension of the Offer.

Options, Restricted Stock Units, Warrants

•	The Offer is only for Shares and not for Stock Options, Restricted Stock Units, restricted Shares or Warrants (in each case as defined below) issued by Relypsa.

•	Stock Options. The Merger Agreement provides that, effective as of immediately prior to the Effective Time, (a) the vesting of each option to purchase Shares (each a “Stock Option”) that is outstanding immediately prior to the Effective Time, whether time-based or performance-based, will be accelerated in full with any performance condition being deemed achieved at 100%, (b) each Stock Option that is outstanding immediately prior to the Effective Time will be cancelled and terminated as of the Effective Time, and (c) each holder of each Stock Option will be paid by the Surviving Corporation promptly after the Effective Time an amount in cash (without interest and less any applicable withholding taxes), if any, equal to the product obtained by multiplying (1) the excess, if any, of the Offer Price over the exercise price per Share of such Stock Option by (2) the total number of Shares subject to such Stock Option immediately prior to the Effective Time (the “Option Consideration”). If the Offer Price is less than or equal to the per share exercise price of a Stock Option, then such Stock Option will be terminated as of the Effective Time for no consideration. If you wish to tender Shares underlying Stock Options, you must first exercise such Stock Options (to the extent exercisable), in accordance with their terms, in sufficient time to tender pursuant to the Offer, the Shares received on exercise of such Stock Options.

See Section 11 — “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Equity Awards.”

•

Restricted Stock Units. The Merger Agreement provides that, effective as of immediately prior to the Effective Time, (a) the vesting of each restricted stock unit in respect of Shares (each a “Restricted Stock Unit”) that is outstanding immediately prior to the Effective Time, whether time-based or performance-based, will be accelerated in full with any performance condition being deemed achieved at 100%, (b) each Restricted Stock Unit that is outstanding immediately prior to the Effective Time will be cancelled and terminated at the Effective Time, and (c) each holder of a Restricted Stock Unit will be paid by the Surviving Corporation promptly after the Effective Time an amount in cash (without interest and less any applicable withholding taxes) equal to the product obtained by multiplying (1) the Offer Price by (2) the total number of Shares subject to such Restricted Stock Unit immediately prior to the Effective Time (the “RSU Consideration”).

See Section 11 — “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Equity Awards.”

•	Warrants. The Merger Agreement provides that (a) the holder of each warrant in respect of Shares that was issued prior to 2016 (the “Prior Warrants”) and that is issued, unexpired and outstanding immediately prior to the Effective Time, will be entitled to either (1) exercise such Prior Warrant pursuant to its terms, and such exercise will be deemed effective immediately prior to and contingent on the consummation of the Merger, or (2) elect not to exercise such Prior Warrant, in which case such Prior Warrant will expire immediately prior to the consummation of the Merger, and (b) the holder of each warrant in respect of Shares that was issued in 2016 (the “2016 Warrants” and, together with the Prior Warrants, the “Warrants” and each a “Warrant”) and that is issued, unexpired and outstanding immediately prior to the irrevocable acceptance for payment by Purchaser of Shares pursuant to and subject to the Offer (the “Acceptance Time”), will, pursuant to the terms thereof and by virtue of the consummation of the Offer and without any action on the part of the holder thereof, be entitled to receive an amount in cash, if any, equal to the product obtained by multiplying (1) the aggregate number of Shares for which such 2016 Warrant was exercisable immediately prior to the Acceptance Time by (2) the excess, if any, of the Offer Price over the exercise price per Share of such 2016 Warrant (the “2016 Warrant Consideration”). Promptly following the consummation of the Offer, Relypsa will pay the 2016 Warrant Consideration to the holders of the 2016 Warrants.

See Section 11 — “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements — The Merger Agreement — Warrants.”

Treatment of Relypsa ESPP

•	The Offer is made only for Shares and not for rights to purchase shares under Relypsa’s 2013 Employee Stock Purchase Plan (the “ESPP”). The ESPP will continue to be operated in accordance with its terms until its termination on the earlier of (a) the end of the offering period that is underway as of the date of the Merger Agreement and (b) the Effective Time. No new offering periods will commence following the execution of the Merger Agreement. Any offering period that is underway as of the date of the Merger Agreement will be the final offering period under the ESPP, and if any offering period might otherwise be underway as of the Effective Time, Relypsa will terminate such offering period no later than the last payroll period prior to the Effective Time (the “Final Exercise Date”) and make any pro-rata adjustments that may be necessary to reflect any such shortened offering period. Relypsa will cause each participant’s shares purchase right under the ESPP to be exercised as of the Final Exercise Date, and each Share purchased thereunder immediately prior to the Effective Time will be cancelled at the Effective Time and converted into the right to receive the Offer Price, less any applicable withholdings.

Shares purchased under the ESPP in sufficient time to tender such Shares pursuant to the Offer may be tendered in accordance with the terms of the Offer.

See Section 11 — “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements —The Merger Agreement — Treatment of Relypsa ESPP.”

Relypsa Board Recommendation

•	At a meeting of the board of directors of Relypsa (the “Relypsa Board”) held on July 20, 2016, the members of the Relypsa Board present at the meeting unanimously (a) determined that it was in the best interests of Relypsa and its stockholders for Relypsa to enter into the Merger Agreement, (b) approved and declared advisable the Merger Agreement, the performance by Relypsa of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, (c) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Relypsa’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (d) authorized and approved the execution, delivery and performance of the Merger Agreement by Relypsa.

Conditions

•	The obligation of Purchaser to purchase Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to satisfaction or waiver of the condition that, prior to the Expiration Date, there be validly tendered in the Offer and not properly withdrawn in accordance with the terms of the Offer a number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not been delivered) which, together with any Shares then owned by Purchaser, represents at least a majority of all then outstanding Shares. See Section 13 — “Conditions of the Offer.” We refer to this condition as the “Minimum Condition.” As of the date of this Offer to Purchase, Galenica and Purchaser own no Shares.

•	We also are not obligated to purchase any tendered Shares unless the applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated. We refer to this condition as the “Antitrust Condition.” See Section 15 — “Certain Legal Matters; Regulatory Approvals.”

•	The Offer is also subject to the satisfaction or waiver of a number of other important conditions, including, among others:

•	no governmental authority of competent jurisdiction having (a) enacted, issued or promulgated any law (other than the applicable provisions of the HSR Act) that is in effect as of immediately prior to the Expiration Date which has the effect of making the Offer, the acquisition of the Shares by Galenica or Purchaser or the Merger illegal, or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of the Shares by Galenica or Purchaser or the Merger, or (b) issued or granted any order that is in effect as of immediately prior to the Expiration Date which has the effect of making the Offer, the acquisition of the Shares by Galenica or Purchaser or the Merger illegal, or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Galenica or Purchaser or the Merger (the “Restraints Condition”),

•	the representations and warranties made by Relypsa in the Merger Agreement being true and correct as of the Expiration Date, subject to the materiality thresholds set forth in the Merger Agreement,

•	Relypsa having performed in all material respects the obligations required to be performed by it at or prior to the Expiration Date under the Merger Agreement, and

•	the absence of a material adverse effect on Relypsa (as provided in the Merger Agreement) since the date of the Merger Agreement that is continuing.

Subject to applicable law, we can waive these conditions (other than the Minimum Condition, the Antitrust Condition and the Restraints Condition) without Relypsa’s consent. See Section 13 —“Conditions of the Offer.”

•

There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for any and all issued and outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, and (c) if we consummate the Offer, we will acquire all remaining Shares (other than any Cancelled Company Shares, Accepted Company Shares and Dissenting Shares) for the same cash price in the Merger.

Procedures for Tendering Shares

•	If you wish to accept the Offer and you are a record holder (i.e., a stock certificate or book-entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the depository for the Offer (the “Depositary”). These materials must reach the Depositary before the Expiration Date. You will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser. If you are a record holder, but your stock certificate or book-entry is not available or you cannot deliver or transfer it to the Depositary before the Expiration Date, you may be able to obtain three additional trading days to deliver or transfer your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Expiration Date. See Section 3 — “Procedures for Tendering Shares” for more information. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in “street name”), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. You should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions.

Withdrawal Rights

•	You have the right to, and can, withdraw any Shares that you have previously tendered at any time until the Expiration Date. See Sections 1 and 4 — “Terms of the Offer” and “Withdrawal Rights.”

•	To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal with the required information to the Depositary at a time when you have the right to withdraw your Shares. If you tendered your Shares through your broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

•	Once we accept your tendered Shares upon the Expiration Date, you will no longer be able to withdraw any Shares tendered to Purchaser. See Sections 1 and 4 — “Terms of the Offer” and “Withdrawal Rights.”

Extension of the Offer

•	On the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will be required to accept for payment and pay for any Shares validly tendered and not properly withdrawn. Pursuant to the Merger Agreement, we are required, unless the Merger Agreement has been terminated in accordance with its terms:

•	to extend the Offer for the minimum period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or The NASDAQ Global Select Market (the “NASDAQ”), in any such case that is applicable to the Offer,

•	in the event that any of the Offer Conditions (other than the Minimum Condition) are not satisfied or waived (if permitted under the Merger Agreement) as of the Expiration Date, to extend the Offer for successive extension periods of up to ten business days each (or any longer period as may be approved in advance by Relypsa) in order to permit the satisfaction of all such Offer Conditions, and

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•	in the event that all of the Offer Conditions have been satisfied or waived (if permitted under the Merger Agreement), but the Minimum Condition has not been satisfied, as of the Expiration Date, to extend the Offer for an extension period of ten business days (or any longer period as may be approved in advance by Relypsa), on no more than two occasions (provided that we may, but are not required to, extend the Offer for additional periods in our sole discretion).

During any extension of the initial offering period, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 —“Withdrawal Rights.”

Dividends and Distributions

•	Under the terms of the Merger Agreement, from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, Relypsa is not permitted to declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock without the prior written consent of Galenica. See Section 14 —“Dividends and Distributions.”

Recent Relypsa Trading Prices; Subsequent Trading

•	On July 20, 2016, which was the last trading day before the announcement of the execution of the Merger Agreement, the closing price of the Shares reported on the NASDAQ was $20.10 per Share.

•	The Offer Price of $32.00 per Share represents a premium of approximately 59% to Relypsa’s closing stock price on July 20, 2016, the last trading day prior to the announcement of the execution of the Merger Agreement.

•	On August 3, 2016, the last full trading day before Purchaser commenced the Offer, the closing price of the Shares reported on the NASDAQ was $31.91 per Share.

•	Immediately following the Effective Time, the Shares will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder of Relypsa will be an indirect subsidiary of Galenica. The NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend to cause the Surviving Corporation to delist the Shares from the NASDAQ.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6 — “Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

•	If you are a “United States Holder” (as defined in Section 5 — “Material United States Federal Income Tax Consequences of the Offer and Merger”), your receipt of cash for Shares in the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. You generally will recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the Offer or the Merger and (b) your tax basis in the Shares that are sold in the Offer or converted pursuant to the Merger. Such gain or loss will be capital gain or loss if the Shares are capital assets in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. If you are a “Non-United States Holder” (as defined in Section 5 — “Material United States Federal Income Tax Consequences of the Offer and Merger”), subject to certain exceptions, you generally will not be subject to U.S. federal income tax upon the receipt of cash in exchange for your Shares in the Offer or the Merger. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer and the Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.”

Further Information

•	For further information, you can call Mackenzie Partners, Inc., the Information Agent for the Offer, toll-free at 1-800-322-2885, or collect at 212-929-5500, or email tenderoffer@mackenziepartners.com. See the back cover page of this Offer to Purchase for additional contact information

To All Holders of Shares of Common Stock of Relypsa:

INTRODUCTION

Purchaser hereby offers to purchase any and all outstanding Shares of Relypsa, net to the seller thereof in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

If your Shares are registered in your name and you tender directly to the Depositary, you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. However, if you do not complete and sign the Form W-9 that is included in the Letter of Transmittal, or a Form W-8BEN, W-8BEN-E or other Form W-8, as applicable, you may be subject to a required federal income tax backup withholding of 28% of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded to you or credited against your U.S. federal income tax liability if certain conditions are met. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of the Depository and the Information Agent.

Consummation of the Offer is conditioned on (a) the Merger Agreement not having been terminated in accordance with its terms and (b) the satisfaction or waiver of the Offer Conditions, including the Minimum Condition. There is no financing condition to the Offer.

The Minimum Condition requires that there shall have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, when added to the Shares then owned by Purchaser, represents at least a majority of all then outstanding Shares (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not been delivered). According to Relypsa, as of August 1, 2016, there were 44,882,597 Shares issued and outstanding, 4,753,020 Shares issuable on the exercise of outstanding Stock Options, 997,523 Shares issuable upon the vesting of outstanding Restricted Stock Units, 255,149 Shares issuable on the exercise of outstanding and unexpired Warrants, and 188,338 Shares estimated to be subject to issuance pursuant to the ESPP. Galenica and Purchaser do not currently own any Shares or rights to acquire Shares. Accordingly, based on the number of Shares outstanding as of August 1, 2016, and assuming that no Stock Options, Restricted Stock Units or Warrants outstanding are exercised or vest, as applicable, and no Shares are subject to issuance pursuant to the ESPP, the Minimum Condition would be satisfied if at least 22,441,299 Shares are validly tendered in the Offer and not properly withdrawn.

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that as soon as practicable after the Acceptance Time and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will be merged with and into Relypsa in the Merger without a vote of the stockholders of Relypsa in accordance with Section 251(h) of the DGCL, with Relypsa continuing as the Surviving Corporation in the Merger. In the Merger, each Share (including restricted Shares but excluding any Cancelled Company Shares, Accepted Company Shares or Dissenting Shares) outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holders of any Shares, be converted automatically into the right to receive from Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof on surrender of the certificate formerly representing, or book-entry transfer of, such Share. As a result of the Merger, Relypsa will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Galenica. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements.” Section

5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger” describes certain U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger. We recommend that stockholders consult their own tax advisors regarding the tax consequences of the sale of Shares in connection with the Offer or the Merger.

Pursuant to the Merger Agreement, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the members of the board of directors of the Surviving Corporation will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Purchaser immediately prior to the Effective Time.

The Offer and withdrawal rights will expire at 12:00 midnight, New York time, at the end of the day on Wednesday, August 31, 2016, unless the Offer is extended pursuant to the terms of the Merger Agreement. See Sections 1, 4, 13 and 15 — “Terms of the Offer,” “Withdrawal Rights,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals.”

At a meeting of the Relypsa Board held on July 20, 2016, the members of the Relypsa Board present at the meeting unanimously (a) determined that it was in the best interests of Relypsa and its stockholders for Relypsa to enter into the Merger Agreement, (b) approved and declared advisable the Merger Agreement, the performance by Relypsa of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, (c) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Relypsa’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (d) authorized and approved the execution, delivery and performance of the Merger Agreement by Relypsa.

For the factors considered by the Relypsa Board, see Relypsa’s Schedule 14D-9 filed with the SEC, which will be furnished by Relypsa to the stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Reasons for the Recommendation of the Relypsa Board.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Offer Conditions are satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the vote of the stockholders of Relypsa.

No appraisal rights are available in connection with the Offer. However, under the applicable provisions of the Merger Agreement and the DGCL, stockholders of Relypsa will be entitled to appraisal rights under the DGCL in connection with the Merger if they do not tender Shares in the Offer and otherwise properly and validly perfect appraisal rights under the DGCL. See Section 16 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal, and the Schedule 14D-9, contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to whether to tender Shares in the Offer.

THE TENDER OFFER

1.	Terms of the Offer

On the terms and subject to the prior satisfaction or waiver of the Offer Conditions, including the Minimum Condition (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for any and all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.”

The Offer is conditioned on the satisfaction or waiver of the Offer Conditions, including the Minimum Condition. Purchaser may terminate the Offer without purchasing any Shares if any of the Offer Conditions are not satisfied or waived. See Section 13 —“Conditions of the Offer.”

We expressly reserve the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer permitted by law. However, we have agreed in the Merger Agreement that we will not, without the prior written consent of Relypsa, (a) waive the Minimum Condition, the Antitrust Condition or the Restraints Condition, or (b) make any change to the terms or conditions of the Offer that:

•	changes the form of consideration payable in the Offer,

•	decreases the Offer Price or the number of Shares sought in the Offer, other than as required by the Merger Agreement,

•	extends the Offer or Expiration Date, except as required or permitted by the Merger Agreement,

•	imposes conditions to the Offer other than those set forth in the Merger Agreement,

•	modifies the other Offer Conditions, or

•	otherwise amends any other term or condition of the Offer in any manner adverse to the holders of Shares.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment, payment, or termination of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date in accordance with the requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the NASDAQ OMX (or such other national media outlet or outlets as we deem prudent) and by making any appropriate filing with the SEC.

On the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will be required to accept for payment and pay for any Shares validly tendered and not properly withdrawn. Pursuant to the Merger Agreement, we are required, unless the Merger Agreement has been terminated in accordance with its terms:

•	to extend the Offer for the minimum period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ, in any such case that is applicable to the Offer,

•	in the event that any of the Offer Conditions (other than the Minimum Condition) are not satisfied or waived (if permitted under the Merger Agreement) as of the Expiration Date, to extend the Offer for successive extension periods of up to ten business days each (or any longer period as may be approved in advance by Relypsa) in order to permit the satisfaction of all of such Offer Conditions, and

•	in the event that all of the Offer Conditions have been satisfied or waived (if permitted under the Merger Agreement), but the Minimum Condition has not been satisfied, as of the Expiration Date, to extend the Offer for an extension period of ten business days (or any longer period as may be approved in advance by Relypsa), on no more than two occasions (provided that we may, but are not required to, extend the Offer for additional periods in our sole discretion).

During any extension of the initial offering period, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights.”

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act, or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in price or a change in the percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of any such change. A tender offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage or securities sought, a minimum of ten business day period generally is required to allow for adequate dissemination to stockholders and investor response.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares validly tendered and not properly withdrawn if, at the Expiration Date any of the Offer Conditions have not been satisfied or waived. See Section 13 — “Conditions of the Offer.” Under certain other circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements — The Merger Agreement — Termination.”

As soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will complete the Merger without a vote of the stockholders of Relypsa in accordance with Section 251(h) of the DGCL.

Relypsa has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares whose names appear on the stockholder list of Relypsa and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Subject to the satisfaction or waiver of all the conditions to the Offer Conditions set forth in Section 13 — “Conditions of the Offer,” we will accept for payment and pay for, promptly after the Expiration Date, all shares validly tendered and not validly withdrawn prior to the Expiration Date.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for any Shares validly tendered and not validly withdrawn and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares, an indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares (as defined in Section 3 below) or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn prior to the Expiration Date as, if and when we give oral or written notice to the Depositary of our acceptance for purchase of such Shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. If we extend the Offer pursuant to the Merger Agreement, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if certificates are submitted evidencing more Shares than are tendered, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates for the Shares not tendered will be sent) without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained by DTC.

If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to the holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, in order for you to validly tender Shares in the Offer, (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a delivery of Shares through DTC, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) certificates representing Shares tendered must be delivered to the Depositary, (ii) the Letter of Transmittal must indicate the tender of Direct Registration Book-Entry Shares, or (iii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Direct Registration Account. If you hold your Shares in a direct registration account maintained by Relypsa’s transfer agent (such Shares, “Direct Registration Book-Entry Shares”), in order to validly tender your Direct Registration Book-Entry Shares, you must deliver the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other required documents to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or you must comply with the guaranteed delivery procedures described below.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary. Although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, must be received by the Depositary (as provided below) prior to the Expiration Date, and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation or indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares with respect to all such Shares), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, must be received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. For purposes of the Merger Agreement and the Offer, any Shares subject to Notices of Guaranteed Delivery will be deemed not to be validly tendered into the Offer unless and until the Shares underlying such Notices of Guaranteed Delivery are actually delivered in accordance with the terms of the Offer.

The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares (including those tendered pursuant to the guaranteed delivery procedures described above), (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. In addition, if the Shares to be tendered are Direct Registration Book-Entry Shares, the Letter of Transmittal must indicate that such Shares are Direct Registration Book-Entry Shares. Accordingly, tendering stockholders may be paid at different times depending on when certificates for Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser on the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered

Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. On the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Relypsa, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately on Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares as provided herein, for any meeting of the stockholders of Relypsa.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Galenica, Purchaser, Relypsa, the Depositary, the Information Agent or any of their respective affiliates or assigns, or any other person, will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction.

4.	Withdrawal Rights

Shares validly tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, as described in this Section 4.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. None of Galenica, Purchaser, Relypsa, the Depositary, the Information Agent or any of their respective affiliates or assigns, or any other person, will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer for cash or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary only discusses the U.S. federal income tax consequences for holders who hold Shares as “capital assets” within the meaning of section 1221 of the Code and generally assumes that such holders did not receive their Shares through the exercise of employee stock options, warrants, vesting of other equity awards or otherwise as compensation. We have not sought, nor will we seek, any ruling from the United States Internal Revenue Service (the “IRS”) with respect to the matters discussed below. There can be no assurances that the IRS will not take a different position concerning tax consequences of the Offer and the Merger or that any such position would not be sustained.

This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This summary does not address the tax consequences to holders of Shares who exercise appraisal rights under the DGCL or to certain types of holders of Shares subject to special treatment under U.S. federal income tax laws (such as banks and other financial institutions, insurance companies, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt organizations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, persons holding Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, U.S. expatriates, partnerships or other entities treated as partnerships or pass-through entities for U.S. federal income tax purposes (or their investors or beneficiaries), or United States Holders (as defined below) whose functional currency is not the U.S. dollar). In addition, this summary does not address any aspect of the alternative minimum tax, the U.S. federal gift or estate tax, or state, local or foreign taxation.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the tax activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of tendering or exchanging Shares pursuant to the Offer or the Merger.

Because individual circumstances may differ, each holder should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such holder and the particular tax effects of the Offer and the Merger to such holder, including the application and effect of U.S. federal estate and gift, state, local and other tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (b) the trust has validly elected to be treated as a United States person under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder’s tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. A United States Holder’s tax basis in a block of Shares generally will be the amount paid for such Shares, reduced (but not below zero) by the amount of any previous distributions made with respect to such Shares treated as a tax-free return of capital. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares have been held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Capital losses may be subject to limits on deductibility.

An additional 3.8% tax is imposed on the “net investment income” of certain United States citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes net gain from the disposition of property, such as the Shares, less certain deductions. You should consult your tax advisor with respect to this additional tax.

Non-United States Holders

For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes). Subject to the discussion below, including under “Information Reporting and Backup Withholding,” a Non-United States Holder generally will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-United States Holder’s permanent establishment in the United States),

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•	Relypsa is or has been a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes and the Non-United States Holder held, directly or indirectly, at any time during the shorter of (a) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) and (b) the period during which the Non-United States Holder held such Shares, more than 5% of the Shares and such holder is not eligible for any treaty exemption. We believe that Relypsa is not currently and will not become a USRPHC.

If a Non-United States Holder is described in the first bullet point above, such Non-United States Holder generally will be subject to U.S. federal income tax in the same manner as if it were a United States Holder. If the Non-United States Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty).

If a Non-United States Holder is described in the second bullet point above, such Non-United States Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the sale of Shares, net of applicable U.S. source losses from sales or exchanges of other capital assets recognized during the year provided that such Non-United States Holder has timely filed United States federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

Payments made to a non-corporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” Backup withholding (currently at a rate of 28%) generally applies if a United States Holder fails to provide an accurate taxpayer identification number on a properly completed and duly executed IRS Form W-9 (a copy of which is included in the Letter of Transmittal). A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an IRS Form W-8BEN or W-8BEN-E that it is not a U.S. person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6.	Price Range of Shares; Dividends

According to Relypsa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), the Shares are traded on NASDAQ under the symbol “RLYP.” The following table sets forth, for the periods indicated, the high and low prices per Share on NASDAQ as reported in the Form 10-K with respect to periods through December 31, 2015 and as reported by published financial sources for periods starting January 1, 2016.

Fiscal Year	High	Low
2014:
First Quarter	$52.74	$22.11
Second Quarter	$30.18	$18.65
Third Quarter	$28.30	$20.06
Fourth Quarter	$35.00	$17.60

2015:
First Quarter	$42.26	$30.29
Second Quarter	$37.95	$28.55
Third Quarter	$35.97	$17.35
Fourth Quarter	$30.26	$10.26

2016:
First Quarter	$27.94	$11.60
Second Quarter	$25.60	$12.80
Third Quarter (through August 3, 2016)	$32.12	$18.05

On July 20, 2016, which was the last full trading day prior to the announcement of the execution of the Merger Agreement, the reported closing sales price per Share on the NASDAQ was $20.10 per Share. On August 3, 2016, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NASDAQ was $31.91 per Share. Stockholders are urged to obtain a current market quotation for the Shares when deciding whether to tender Shares in the Offer.

Purchaser has been advised that Relypsa has never declared or paid cash dividends on its capital stock. Unless waived, the terms of Relypsa’s loan and security agreements prohibit Relypsa from paying any cash dividends. In addition, under the terms of the Merger Agreement, Relypsa is not permitted to declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock (other than dividends paid to Relypsa or one of its wholly owned subsidiaries by a wholly owned subsidiary of Relypsa) without the prior written consent of Galenica. See Section 14 — “Dividends and Distributions.”

7.	Possible Effects of the Offer; NASDAQ Listing; Exchange Act Registration

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following closing of the Offer.

Stock Quotation. The Shares are currently listed on the NASDAQ. Immediately following closing of the Merger, the Shares will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder will be an indirect subsidiary of Galenica. The NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend to cause the Surviving Corporation to delist the Shares from the NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated on application of Relypsa to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Relypsa to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Relypsa, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Relypsa and persons holding “restricted securities” of Relypsa to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend to cause Relypsa to terminate the registration of the Shares under the Exchange Act after consummation of the Offer and as soon as the requirements for termination of registration are met. If the registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8.	Certain Information Concerning Relypsa

The following description of Relypsa and its business has been taken from the Form 10-K, and is qualified in its entirety by reference to the Form 10-K.

Relypsa is a Delaware corporation and began operations on October 29, 2007. Relypsa’s common stock trades on the NASDAQ under the symbol “RLYP.” Relypsa’s principal executive offices are located at 100 Cardinal Way, Redwood City, California 94063. Relypsa’s telephone number at such principal executive offices is (650) 421-9500.

Relypsa is a biopharmaceutical company focused on the discovery, development and commercialization of polymer-based drugs to treat conditions that are often overlooked and undertreated, but that can have a serious impact on patients’ lives and even be life-threatening. On October 21, 2015, the U.S. Food and Drug Administration approved Relypsa’s first drug, Veltassa® (patiromer) for oral suspension, for the treatment of hyperkalemia. Hyperkalemia is a life-threatening condition defined as abnormally elevated levels of potassium in the blood. Relypsa commenced the commercial launch of Veltassa in the United States on December 21, 2015, and it is available for prescription to patients in the United States through a limited number of specialty pharmacies and specialty distributors.

Available Information. Relypsa is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Relypsa’s business, capital structure, operating results, financial condition, directors and officers (including their remuneration and stock options, restricted stock and restricted stock units granted to them), the principal holders of Relypsa’s securities, any material interests of such persons in transactions with Relypsa, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Relypsa stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, on payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Relypsa, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Sources of Information. Except as otherwise set forth herein, the information concerning Relypsa contained in this Offer to Purchase has been based on publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning Relypsa taken or derived from such documents and records is qualified in its entirety by reference to Relypsa’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in connection with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any material misstatements or omissions, none of Galenica, Purchaser, the Information Agent, the Depositary or any of their respective affiliates or assigns assumes responsibility for the accuracy or completeness of the information concerning Relypsa contained in such documents and records or for any failure by Relypsa to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Purchaser and Galenica

Purchaser. Purchaser, an indirect wholly owned subsidiary of Galenica, is a Delaware corporation formed on July 18, 2016, solely for the purpose of effecting the Offer and the Merger, and has conducted no business activities other than those incident to its formation and to the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. On the completion of the Merger, Purchaser’s separate corporate existence will cease and Relypsa will continue as the Surviving Corporation. Until the time that is immediately prior to the Acceptance Time, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. The principal executive offices of Purchaser are located at Untermattweg 8, 3027 Bern, Switzerland, and Purchaser’s telephone number at such principal executive offices is +41 58 852 8111.

Galenica. Galenica is a Swiss company limited by shares, founded in 1927, initially as a pharmaceutical wholesaler. Its shares are listed on the SIX Swiss Exchange under securities no. 1,553,646. Galenica is a diversified company operating in the healthcare market. Galenica is divided into two business units, Vifor Pharma and Galenica Santé. Under the business unit Vifor Pharma, Galenica operates a fully integrated, international specialty pharmaceutical company that researches, develops and produces its own pharmaceutical products, and markets and distributes them worldwide. Vifor Pharma’s activities focus on the treatment of iron deficiency (including iron deficiency anemia) and infectious diseases (OTX products). To ensure rapid and direct access to the various global markets, the company operates through its own subsidiaries and works together with licensing partners. Vifor Pharma leads the global market for pharmaceutical iron replacement products. Vifor Pharma also markets products manufactured by third parties. Under the business unit Galenica Santé, Galenica operates in Switzerland within the two segments Health & Beauty and Services. The Health & Beauty segment operates pharmacies throughout Switzerland and sells a complete portfolio of consumer health products to Swiss pharmacies and drugstores. In addition, the Health & Beauty segment is a service provider for its own brands and commercial products, launches and distributes pharmaceutical and parapharmaceutical products and offers marketing and sales services. The Services unit offers pharmaceutical and healthcare companies a broad range of specialized pre-wholesale services, from storage and distribution of products in Switzerland to debt collection. As a pharmaceutical wholesaler, the Services unit ensures on-schedule delivery within short deadlines to pharmacies, physicians, drugstores, care homes and hospitals throughout Switzerland. The principal executive offices of Galenica are located at Untermattweg 8, 3027 Bern, Switzerland, and Galenica’s telephone number at such principal executive offices is +41 58 852 8111.

Additional Information. The name, business address, citizenship, present principal occupation or employment and five-year employment history of each of the members of the board of directors and the executive officers of Galenica and Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Galenica, Purchaser or, to the knowledge of Galenica or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as provided in the Merger Agreement or otherwise described in this Offer to Purchase, (a) none of Galenica, Purchaser or, to the knowledge of Galenica or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Galenica, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Relypsa, (b) none of Galenica, Purchaser or, to the knowledge of Galenica or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Relypsa during the past 60 days, (c) none of Galenica, Purchaser, their subsidiaries or, to the knowledge of Galenica or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any contract, arrangement, or understanding with any other person with respect to any securities of Relypsa (including, but not limited to, any contract, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, except as previously disclosed in Relypsa’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Galenica, Purchaser, their subsidiaries or, to the knowledge of Galenica or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Relypsa or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of Galenica, Purchaser, their subsidiaries or, to the knowledge of Galenica or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Relypsa or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Relypsa securities, an election of Relypsa directors or a sale or other transfer of a material amount of assets of Relypsa.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all issued and outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, and (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements

The following chronology summarizes the key meetings and events between representatives of Galenica and representatives of Relypsa that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the representatives of Galenica and Relypsa. For a review of Relypsa’s additional activities relating to these contacts, please refer to the Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Management of Galenica and its subsidiaries and Galenica’s board of directors (the “Galenica Board”) regularly consider and evaluate potential transactions and collaborations that align with Galenica’s businesses, strategic direction and ongoing business development plans.

During Relypsa’s exploration of potential ex-US partnering arrangements in 2013 and 2014 with respect to Relypsa’s lead drug candidate, Patiromer for Oral Suspension (“Patiromer FOS”), now known in the United States as Veltassa, Relypsa and Galenica discussed a potential collaboration to seek regulatory approval to market and sell Patiromer FOS in Europe. Relypsa and Galenica entered into a confidentiality agreement on May 6, 2014 in connection with a potential license agreement in Europe.

During 2014 and 2015, ahead of the October 21, 2015 Prescription Drug User Fee Act (“PDUFA”) action date for the United Stated Food and Drug Administration (“FDA”) with respect to Patiromer FOS, Relypsa and Galenica continued their discussions regarding a potential license agreement in Europe.

On August 10, 2015, Relypsa entered into the License Agreement (as defined in this Offer to Purchase) with Vifor Fresenius Medical Care Renal Pharma Ltd. (“VFMCRP”), an affiliate of Galenica, to commercialize Patiromer FOS outside of the United States and Japan. The negotiation of the License Agreement did not include any discussion with VFMCRP or Galenica regarding a potential acquisition of Relypsa by VFMCRP or Galenica.

On October 21, 2015, the FDA approved Relypsa’s first drug product, Veltassa (patiromer) for oral suspension for the treatment of hyperkalemia.

On December 4, 2015, a financial news website, citing an unidentified source, released an article stating that Merck & Co. (“Merck”), a global pharmaceutical company, intended to make a non-binding offer to acquire Relypsa, and other financial news websites subsequently reported that three or four companies other than Merck were evaluating an acquisition of Relypsa, again citing unidentified sources. Relypsa did not have any discussions with Galenica regarding an acquisition of Relypsa at that time.

On December 21, 2015, Veltassa became available for prescription in the United States.

On April 7, 2016, Reuters, citing unidentified sources, reported that Relypsa was exploring a sale following overtures from a number of potential buyers, and that Relypsa had engaged Centerview Partners LLC (“Centerview”) to assist Relypsa in reviewing offers. Relypsa did not comment on the rumors.

On April 8, 2016, a representative of Galenica telephoned a representative of Centerview, inquired about the Reuters’ article, asked whether Relypsa was in fact undertaking a sale process, and informed Centerview that Galenica would be interested in exploring a potential transaction with Relypsa.

On April 12, 2016, Stefan Schulze, the Chief Executive Officer of VFMCRP, contacted John Orwin, Relypsa’s President and Chief Executive Officer, by e-mail and requested an in-person meeting on April 18, 2016 in the San Francisco Bay Area to discuss the recent submission of a Marketing Authorization Application in Europe with respect to Patiromer FOS by VFMCRP under the License Agreement, as well as other recent news regarding Relypsa. Mr. Schulze did not mention a potential transaction with Relypsa at that time. Mr. Orwin informed Mr. Schulze that he was available to meet on April 18, 2016.

On April 18, 2016, Mr. Schulze met with Mr. Orwin in the San Francisco Bay Area. During that meeting, Mr. Schulze referred to the recent Reuters story regarding a potential transaction involving Relypsa and informed

Mr. Orwin that Galenica would be interested in exploring a potential transaction with Relypsa. Mr. Schulze also described Galenica’s strategic rationale for a transaction with Relypsa, including the anticipated separation of Vifor Pharma Ltd. (“Vifor Pharma”) from Galenica, and requested that Relypsa provide Galenica with access to due diligence information in order to permit Galenica to further evaluate a potential proposal. Mr. Schulze did not discuss the potential value that Galenica would ascribe to Relypsa or any of the other terms of a potential transaction at that time. During the meeting, Mr. Schulze suggested that Mr. Orwin meet the following day with Dr. Christoph Springer, Deputy Chief Executive Officer of VFMCRP, who was also in the San Francisco Bay Area, and Mr. Schulze facilitated a meeting between Mr. Orwin and Dr. Springer by e-mail.

On April 19, 2016, Dr. Springer met with Mr. Orwin. Dr. Springer informed Mr. Orwin that Galenica would be interested in exploring a potential transaction with Relypsa and described Galenica’s strategic rationale for a potential transaction, including using Relypsa’s existing Veltassa salesforce to help promote sales of Vifor Pharma’s and VFMCRP’s approved commercial products in the United States. Dr. Springer did not discuss the potential value that Galenica would ascribe to Relypsa or any of the other terms of a potential transaction at that time.

On April 26, 2016, representatives of senior management of Relypsa, Vifor Pharma and VFMCRP held a conference call to discuss additional due diligence to be performed by Galenica on Relypsa and its business in connection with a potential offer by Galenica to acquire Relypsa.

On May 8, 2016, Relypsa entered into a confidentiality agreement with Galenica with respect to a potential transaction, and the parties further amended that confidentiality agreement on May 11, 2016. Between May 8, 2016 and July 20, 2016, representatives of Galenica and VFMCRP and their advisors worked with representatives of Relypsa and its advisors to conduct additional detailed due diligence with respect to Relypsa and its business, Relypsa and its advisors responded to due diligence requests received from Galenica and VFMCRP and their advisors and representatives of Relypsa and its advisors participated in due diligence meetings and conference calls with representatives of Galenica and VFMCRP and their advisors.

On May 10, 2016, Galenica was provided access to a virtual data room with respect to Relypsa and its business.

On May 17, 2016, the Pharma Committee, a sub-committee of the Galenica Board, was informed by the management team about the possibility of a transaction including Relypsa.

On May 18, 2016, Dr. Springer called Mr. Orwin and informed Mr. Orwin that Galenica intended to deliver a non-binding written proposal to acquire Relypsa for $29.00 per Share in cash. This was the first instance where Galenica and Relypsa discussed the potential value that Galenica would ascribe to Relypsa. Dr. Springer discussed Galenica’s strategic rationale for combining Relypsa with Vifor Pharma’s and VFMCRP’s product portfolio to create a global cardio-renal focused company. Dr. Springer indicated that the offer from Galenica had been reviewed with members of the Galenica Board and that Credit Suisse, Galenica’s financial advisor, was assisting Galenica in arranging financing for the potential transaction. Dr. Springer requested a response from Relypsa to Galenica’s proposal by May 24, 2016.

On May 18, 2016, following his call with Mr. Orwin, Dr. Springer sent a non-binding written proposal by e-mail on behalf of Galenica offering to acquire all of the outstanding Shares at a price of $29.00 per Share in cash. The non-binding proposal stated that the acquisition would be structured as a two-step tender offer and merger and would be subject only to customary closing conditions, including antitrust approvals. The non-binding proposal also indicated that Galenica had received a letter of confidence from Credit Suisse confirming Credit Suisse’s strong support to finance the transaction, and that the acquisition of Relypsa would not be subject to a financing condition or to approval by the stockholders of Galenica. Galenica’s offer was subject to completion of confirmatory due diligence, negotiation and execution of a definitive merger agreement and approval by the Galenica Board. The non-binding proposal also indicated that Galenica viewed the current Relypsa management team as an integral part of its decision to move forward with its proposal, that Galenica was focused on retaining

Relypsa’s talent and expertise and that, at the appropriate time, Galenica looked forward to discussing the organizational structure of the combined company. The closing price of Relypsa common stock on NASDAQ on May 18, 2016 was $14.36 per Share.

On May 22, 2016, the Galenica Board held a telephonic meeting, with members of management participating. At this meeting, management discussed the non-binding proposal and potential transaction involving Relypsa with the Galenica Board.

On May 27, 2016, AstraZeneca plc (“AstraZeneca”) announced that the FDA issued a Complete Response Letter (“CRL”) regarding the New Drug Application (“NDA”) for sodium zirconium cyclosilicate (“ZS-9”), an investigational medicine being developed for the treatment of hyperkalaemia by a wholly owned subsidiary of AstraZeneca, communicating its decision that an NDA to market ZS-9 would not be approved in its present form.

On June 7, 2016, Dr. Springer spoke with Mr. Orwin by telephone. Dr. Springer informed Mr. Orwin that Galenica’s due diligence had been progressing well, that Galenica expected to present a revised non-binding offer to acquire Relypsa during the week of June 13, 2016 and that Etienne Jornod, the Executive Chairman of the Galenica Board and Chairman of VFMCRP, and members of the VFMCRP senior management team would like to visit Relypsa’s headquarters in Redwood City to meet the Relypsa senior management team and further discuss Galenica’s interest in an acquisition of Relypsa.

On June 13, 2016, Dr. Springer spoke with Mr. Orwin by telephone, discussed Galenica’s due diligence to date and the timeline for submission by Galenica of a revised non-binding proposal to acquire Relypsa, and confirmed June 20, 2016, for a visit by Mr. Jornod and members of the senior management teams of Vifor Pharma and VFMCRP to Relypsa’s headquarters in Redwood City.

On June 14, 2016, Dr. Springer called Mr. Orwin to express Galenica’s continued interest in an acquisition of Relypsa, and informed Mr. Orwin that Galenica intended to deliver a revised non-binding written proposal to acquire Relypsa later that day. Dr. Springer informed Mr. Orwin that the revised non-binding proposal would include a per Share purchase price in the “low-$30’s,” and that Galenica was prepared to move quickly to finalize a transaction.

On June 14, 2016, Galenica sent Mr. Orwin a revised non-binding written proposal by e-mail to Relypsa, on behalf of Galenica, offering to acquire all of the outstanding Shares at a price of $30.25 per Share in cash. The non-binding proposal was otherwise consistent with the non-binding written proposal received from Galenica on May 18, 2016. The closing price of Relypsa common stock on NASDAQ on June 14, 2016 was $19.32 per Share.

On June 16, 2016, a representative of Centerview spoke with Mr. Jornod over the telephone. The representative of Centerview informed Mr. Jornod that Relypsa was disappointed with the revised non-binding proposal to acquire Relypsa that had been received from Galenica, that the revised non-binding proposal to acquire Relypsa failed to fully take into account the CRL delivered by the FDA to AstraZeneca in connection with ZS-9 and the related anticipated delay in the commercial availability of ZS-9, that Galenica should be prepared to further increase its offer and that, while the non-binding proposal would be reviewed with the Relypsa Board, Mr. Jornod should consider postponing his trip to Relypsa headquarters scheduled for June 20, 2016. Mr. Jornod informed representatives of Centerview that he and members of the senior management teams of Vifor Pharma and VFMCRP still intended to visit Relypsa headquarters on June 20, 2016.

On June 20, 2016, members of senior management of Relypsa met with Mr. Jornod and members of the senior management teams of Vifor Pharma and VFMCRP in person at Relypsa’s headquarters in Redwood City, California, conducted due diligence meetings and discussed Galenica’s strategic rationale for a potential acquisition of Relypsa. The representatives from Galenica, Vifor Pharma and VFMCRP did not meet with members of the Relypsa Board, other than Mr. Orwin, or any representatives from Relypsa’s advisors, and the representatives from Galenica, Vifor Pharma and VFMCRP did not present a revised proposal to acquire Relypsa during those meetings.

Mr. Jornod met with Mr. Orwin at Relypsa’s offices and informed Mr. Jornod that the Relypsa Board continued to review and consider Galenica’s proposal and did not have a formal response to the offer at that time, but that an increased offer closer to $34.00 per Share was more likely to be supported by the Relypsa Board. Mr. Jornod informed Mr. Orwin that Galenica remained very interested in an acquisition of Relypsa and that Galenica was prepared to move quickly to announce a transaction, but Mr. Jornod did not revise Galenica’s offer or offer to increase the purchase price payable for Relypsa at that time, and instead indicated that, if desired by Relypsa, Galenica would be willing to explore a reduced upfront cash purchase together with a contingent value right tied to future Veltassa sales.

On June 22, 2016, Mr. Orwin again informed Mr. Jornod and Dr. Springer during a telephone call that the Relypsa Board believed an offer closer to $34.00 per Share was more reflective of the value of Relypsa and that the Relypsa Board was not interested in exploring a reduced up-front cash offer coupled with a contingent value right.

On June 23, 2016, Dr. Springer and Mr. Orwin spoke on a telephone call, and Dr. Springer verbally informed Mr. Orwin that Galenica was prepared to increase its non-binding proposal to acquire all of the outstanding Shares to a price of $32.00 per Share in cash. Mr. Orwin and Dr. Springer did not discuss any other material terms with respect to Galenica’s proposal. The closing price of Relypsa common stock on NASDAQ on June 23, 2016 was $18.09 per Share.

On June 24, 2016, Mr. Orwin called Dr. Springer and informed Dr. Springer that Relypsa was prepared to further explore a sale of Relypsa at a price of $32.00 per Share in cash. Later on June 24, 2016, representatives of Latham & Watkins sent a draft of the Merger Agreement that had been prepared with the assistance of Relypsa management to Jones Day, outside legal counsel to Galenica. Between June 24, 2016 and July 20, 2016, based on input from their respective clients, representatives of Latham & Watkins and Jones Day exchanged drafts of the Merger Agreement and negotiated the principal issues raised by the draft Merger Agreement, including, among others, the scope of the parties’ covenants, representations and warranties, conditions to closing a transaction and related risks and obligations, including the definition of a material adverse effect and obligations of the parties with respect to obtaining regulatory approvals, the parties’ termination rights, and restrictions on Relypsa’s ability to solicit alternative transactions and on the ability of the Relypsa Board to change its recommendation with respect to the Offer and the Merger and exceptions to those restrictions, as well as related obligations and amounts payable in connection with a termination of the Merger Agreement in connection with a competing offer or following a change in recommendation. See Section 11 under the section entitled “The Merger Agreement” for a detailed description of the terms of the Merger Agreement. During this period, representatives of Galenica also negotiated the terms of the Credit Agreement with Credit Suisse AG.

On June 30, 2016, the Galenica Board met to consider the potential acquisition of Relypsa and related matters. Representatives from Galenica’s senior management attended the meeting. At the June 30, 2016 meeting, following further discussion, and after consultation with the members of senior management present, the Galenica Board approved the transaction in principle, subject to completion of the negotiations of the definitive agreements and there being no material issues identified in the ongoing due diligence process, and delegated the authority for final approval of the transaction to Mr. Jornod, Executive Chairman of the Galenica Board, subject to the satisfaction of such conditions.

On July 6, 2016, Dr. Springer spoke with Mr. Orwin by telephone and discussed the status and timing of a potential acquisition of Relypsa by Galenica, progress with respect to negotiation of the definitive Merger Agreement and remaining due diligence matters, and the treatment of outstanding Relypsa equity awards in an acquisition by Galenica. Dr. Springer indicated that Galenica could be prepared to announce an acquisition as early as July 20, 2016, subject to agreement on the definitive Merger Agreement between the parties and approval by Mr. Jornod, in accordance with his prior delegation of authority from the Galenica Board, but also indicated that Galenica would prefer an announcement on August 9, 2016. Mr. Orwin informed Dr. Springer that if final terms with respect to an acquisition could be agreed, Relypsa would want to execute the definitive Merger Agreement shortly thereafter.

On July 13, 2016, Dr. Gianni Zampieri, Vice-Chief Executive Officer (and acting Chief Executive Officer) of Vifor Pharma spoke with Mr. Orwin, by telephone regarding the treatment of outstanding Relypsa equity awards in an acquisition by Galenica and the potential timing for completion of the definitive Merger Agreement and announcing a potential acquisition of Relypsa by Galenica. Dr. Zampieri indicated that Galenica continued to target August 9, 2016 for completing negotiations and announcing an acquisition of Relypsa, but also agreed that the Galenica management team would further consider advancing negotiations with respect to the Merger Agreement and completion of due diligence and potentially signing and announcing a definitive agreement to acquire Relypsa as early as the latter part of the week of July 18, 2016.

On July 15, 2016, Dr. Springer spoke with Mr. Orwin over the telephone, and Mr. Orwin asked that Dr. Springer and the senior Galenica management team again consider signing and announcing a definitive agreement to acquire Relypsa during the latter half of the week of July 18, 2016. On July 16, 2016, Mr. Jornod sent Mr. Orwin an e-mail indicating that Galenica would work towards signing and announcing a definitive agreement to acquire Relypsa on July 20, 2016.

Between July 17 and July 20, 2016, based on input from their respective clients, representatives of Jones Day and Latham & Watkins negotiated the remaining terms of, and finalized, the Merger Agreement, pending approval by Mr. Jornod and the Relypsa Board. On July 20, 2016, Mr. Jornod, on behalf of and in accordance with his prior delegation of authority from, the Galenica Board, (a) approved the Merger Agreement, and the transactions contemplated in the Merger Agreement, including the Offer and the Merger, the performance by Galenica of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (b) authorized and approved the execution, delivery and performance of the Merger Agreement by Galenica.

On July 20, 2016, Relypsa informed Galenica that the Relypsa Board had approved the Merger Agreement and the consummation of the Offer and the Merger. For the basis of the Relypsa Board’s determinations and recommendations, see the section entitled “—Reasons for the Recommendation of the Relypsa Board” beginning on page 13 of the Schedule 14D-9.

Later on July 20, 2016, Relypsa, Galenica and Purchaser executed the Merger Agreement, and Galenica and Relypsa announced the transaction in a press release prior to the open of Swiss and US stock markets on July 21, 2016.

On August 4, 2016, Purchaser commenced the Offer.

Past Contacts, Transactions, Negotiations and Agreements. For more information on the Merger Agreement and the other agreements between Relypsa and Purchaser and their respective related parties, see Section 9 —“Certain Information Concerning Galenica and Purchaser,” Section 11 — “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements” and Section 12 — “Source and Amount of Funds.”

11.	Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements

Purpose of the Offer and Plans for Relypsa. The purpose of the Offer is for Galenica, indirectly through Purchaser, to acquire control of, and the entire equity interest in, Relypsa. The Offer, as a first step in the acquisition of Relypsa, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the capital stock of Relypsa not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in Relypsa or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Relypsa. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Relypsa.

In accordance with the Merger Agreement, if we accept for payment and pay for at least a majority of the issued and outstanding Shares in the Offer, and subject to satisfaction or waiver of the other conditions set forth in the Merger Agreement, we will acquire the remaining Shares pursuant to the Merger.

Galenica and Purchaser are conducting a detailed review of Relypsa and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist on completion of the Offer. We will continue to evaluate the business and operations of Relypsa during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Relypsa’s business, operations, capitalization and management with a view of optimizing development of Relypsa’s potential in conjunction with Galenica’s existing businesses. We expect that all aspects of Relypsa’s business will be fully integrated into Galenica. However, plans may change based on further analysis, including changes in Relypsa’s business, corporate structure, charter, bylaws, capitalization, board of directors and management.

Except as disclosed in this Offer to Purchase, we do not have any present plans or proposals that would relate to or result in (a) any extraordinary corporate transaction involving Relypsa or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, (b) any sale or transfer of a material amount of assets of Relypsa, (c) any material changes in Relypsa’s capitalization or dividend policy, (d) any other material changes in Relypsa’s corporate structure or business, or (e) changes to the management of Relypsa or Relypsa Board.

Galenica currently plans, during fiscal year 2017, to refinance a portion of the Term Loan through proceeds obtained from a proposed initial public offering of Galenica Santé, a subsidiary of Galenica. The remainder of the Term Loan is currently expected to be refinanced with long-term debt, which may include a public debt offering by Galenica or any of its subsidiaries. Galenica expects to raise sufficient equity proceeds to maintain the implied investment grade rating at both Galenica Santé and Vifor Pharma. Any initial public offering and/or public debt offering is not currently expected to be offered in the United States. In addition, the board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time. Further, at the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to read in the form attached as Exhibit A to the Merger Agreement, and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation, except that all references therein to Purchaser will automatically be amended and shall become references to the Surviving Corporation.

To the best knowledge of Galenica and Purchaser, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Relypsa, on the one hand, and Galenica, Purchaser or Relypsa, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned on any executive officer or director of Relypsa entering into any such agreement, arrangement or understanding.

The Merger Agreement. The following summary of certain provisions of the Merger Agreement is, and all other provisions of the Merger Agreement discussed herein are, qualified by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO Tender Offer Statement on Schedule TO that we have filed with the SEC on August 4, 2016 (the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Relypsa.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual disclosures about Galenica, Purchaser, Relypsa or their respective affiliates. The Merger Agreement contains representations, warranties and covenants that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties and covenants are subject to qualifications and limitations agreed to by the respective parties. The representations, warranties and covenants in the Merger Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Galenica or Relypsa. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Galenica, Purchaser, Relypsa or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Merger Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Galenica and Relypsa publicly file.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date hereof (but in no event later than August 4, 2016). Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions described in Section 13 — “Conditions of the Offer.” Upon satisfaction or waiver of the Offer Conditions, including the Minimum Condition, Purchaser will accept for payment, and pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date.

Pursuant to the Merger Agreement, we are required, unless the Merger Agreement has been terminated in accordance with its terms:

•	to extend the Offer for the minimum period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ, in any such case that is applicable to the Offer,

•	in the event that any of the Offer Conditions (other than the Minimum Condition) are not satisfied or waived (if permitted under the Merger Agreement) as of Expiration Date, extend the Offer for successive extension periods of up to ten business days each (or any longer period as may be approved in advance by Relypsa) in order to permit the satisfaction of all such Offer Conditions, and

•	in the event that all of the Offer Conditions have been satisfied or waived (if permitted under the Merger Agreement), but the Minimum Condition has not been satisfied, as of the Expiration Date, extend the Offer for an extension period of ten business days (or any longer period as may be approved in advance by Relypsa), on no more than two occasions (provided that we may, but are not required to, extend the Offer for additional periods in our sole discretion).

Recommendation. At a meeting of the Relypsa Board held on July 20, 2016, the members of the Relypsa Board present at the meeting unanimously (a) determined that it was in the best interests of Relypsa and its stockholders for Relypsa to enter into the Merger Agreement, (b) approved and declared advisable the Merger Agreement, the performance by Relypsa of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, (c) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Relypsa’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the

Offer (such recommendation, the “Board Recommendation”), and (d) authorized and approved the execution, delivery and performance of the Merger Agreement by Relypsa; provided, that such recommendation may be rescinded, modified or withdrawn solely in accordance with the terms of the Merger Agreement.

The Merger. The Merger Agreement provides that, following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with DGCL, at the Effective Time, Purchaser will be merged with and into Relypsa, and, as a result of the Merger, the separate corporate existence of Purchaser will cease, and Relypsa will survive the Merger as an indirect wholly owned subsidiary of Galenica. The Merger will be effected under Section 251(h) of the DGCL as soon as practicable following consummation of the Offer on the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, without any vote of the stockholders of Relypsa.

Charter, Bylaws, Directors and Officers. At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to read in the form attached as Exhibit A to the Merger Agreement. Also at the Effective Time, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation, except that all references therein to Purchaser will automatically be amended and shall become references to the Surviving Corporation.

The board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

Conversion of Shares. Each Share (including restricted Shares) issued and outstanding immediately prior to the Effective Time (other than the Cancelled Company Shares, the Accepted Company Shares and any Dissenting Shares) will be converted into the right to receive the Merger Consideration, without interest and less any applicable withholding taxes, payable to such holder on surrender of the certificate formerly representing (or on book-entry transfer of) such Shares. The Offer Price and the Merger Consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reclassification, combination, exchange of shares or other like change with respect to Shares occurring during the period from the date of the Merger Agreement to the Effective Time. At the Effective Time, all of the Cancelled Company Shares (if any) and the Accepted Company Shares will be cancelled, and no further consideration will be paid for such Shares. At the Effective Time, each share of Purchaser’s common stock outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Dissenting Shares will not be converted into the right to receive the Merger Consideration, but instead will be entitled to only such rights as are granted by Section 262 of the DGCL.

Treatment of Equity Awards.

•	Stock Options. The Merger Agreement provides that, effective as of immediately prior to the Effective Time, (a) the vesting of each Stock Option that is outstanding immediately prior to the Effective Time, whether time-based or performance-based, will be accelerated in full with any performance condition being deemed achieved at 100%, (b) each Stock Option that is outstanding immediately prior to the Effective Time will be cancelled and terminated at the Effective Time, and (c) each holder of a Stock Option will be paid an amount in cash (without interest and less any applicable withholding taxes) equal to the Option Consideration. For any holders of Stock Options who are current or former employees of Relypsa, Galenica, the Surviving Corporation or the applicable subsidiary of the Surviving Corporation will pay the Option Consideration through Galenica’s, the Surviving Corporation’s or such subsidiary’s payroll no later than the next regular payroll date following the Effective Time. If the Offer Price is less than or equal to the per share exercise price of a Stock Option, then such Stock Option will be terminated as of the Effective Time for no consideration.

•	Restricted Stock Units. The Merger Agreement provides that, effective as of immediately prior to the Effective Time, (a) the vesting of each Restricted Stock Unit that is outstanding immediately prior to the Effective Time, whether time-based or performance-based, will be accelerated in full with any performance condition being deemed achieved at 100%, (b) each Restricted Stock Unit that is outstanding immediately prior to the Effective Time will be cancelled and terminated at the Effective Time, and (c) each holder of a Restricted Stock Unit will be paid an amount in cash (without interest and less any applicable withholding taxes) equal to the RSU Consideration. For any holders of Restricted Stock Units who are current or former employees of Relypsa, Galenica, the Surviving Corporation or the applicable subsidiary of the Surviving Corporation will pay the RSU Consideration through Galenica’s, the Surviving Corporation’s or such subsidiary’s payroll no later than the next regular payroll date following the Effective Time.

Treatment of Relypsa ESPP. The ESPP will continue to be operated in accordance with its terms until its termination, on the earlier of, (a) the ending of the offering period that is underway as of the date of the Merger Agreement and (b) the last payroll period prior to the Effective Time. No new offering periods will commence following the execution of the Merger Agreement. Any offering period that is underway as of the date of the Merger Agreement will be the final offering period under the ESPP, and if any offering period might otherwise be underway as of the Effective Time, Relypsa will terminate such offering period no later than the Final Exercise Date and will make any pro-rata adjustments that may be necessary to reflect any such shortened offering period. Relypsa will cause each participant’s shares purchase right under the ESPP to be exercised as of the Final Exercise Date, and each Share purchased thereunder immediately prior to the Effective Time will be cancelled at the Effective Time and converted into the right to receive the Offer Price, less any applicable withholdings. Shares purchased under the ESPP in sufficient time to tender such Shares pursuant to the Offer may be tendered in accordance with the terms of the Offer.

Treatment of Warrants The Merger Agreement provides that (a) the holder of each Prior Warrant that is issued, unexpired and outstanding immediately prior to the Effective Time, will be entitled to either (i) exercise such Prior Warrant pursuant to its terms and such exercise will be deemed effective immediately prior to and contingent on the consummation of the Merger or (ii) elect not to exercise such Prior Warrant, in which case such Prior Warrant will expire immediately prior to the consummation of the Merger, and (b) the holder of each 2016 Warrant that is issued, unexpired and outstanding immediately prior the Acceptance Time will, pursuant to the terms thereof and by virtue of the consummation of the Offer and without any action on the part of the holder thereof, be entitled to receive an amount in cash, if any, equal to the 2016 Warrant Consideration. Promptly following the consummation of the Offer, Relypsa will pay the 2016 Warrant Consideration to the holders of the 2016 Warrants.

Representations and Warranties. In the Merger Agreement, Relypsa has made customary representations and warranties to Galenica and Purchaser, subject to certain specified materiality standards as discussed below, with respect to, among other matters:

•	corporate matters, such as organization and qualification, organizational documents, power and authority relative to the Merger Agreement, and the Board Recommendation,

•	required consents and approvals and no violations of organizational documents or applicable law,

•	capitalization,

•	its subsidiary, and its equity interests in its subsidiary,

•	SEC filings, financial statements and internal controls,

•	the absence of undisclosed liabilities,

•	the absence of certain changes to the business of Relypsa since December 31, 2015,

•	the absence of a Material Adverse Effect (as defined below) since December 31, 2015,

•	accuracy of information provided or included in the Schedule 14D-9, the Schedule TO and other documents relating to the Offer,

•	litigation,

•	compliance with law and permits,

•	tax matters,

•	environmental matters,

•	real property,

•	intellectual property,

•	material contracts,

•	employees and employee benefit plans, including ERISA and certain related matters

•	labor and employment matters,

•	regulatory compliance,

•	insurance,

•	compliance with anti-corruption and anti-bribery laws,

•	related party transactions,

•	brokers’ and certain fees,

•	the opinion of its financial advisors,

•	state takeover statutes, and

•	Rule 14d-10 matters.

Some representations and warranties in the Merger Agreement made by Relypsa are qualified as to “materiality” or “Material Adverse Effect” or by knowledge or the ability of Relypsa to consummate the transaction contemplated by the Merger Agreement. “Material Adverse Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence (each a “Effect”), that, has a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Relypsa and its subsidiaries, taken as a whole, excluding any Effects, either alone or in combination, to the extent resulting or arising from:

(a)	any changes in general United States or global economic condition,

(b)	conditions (or changes therein) in the pharmaceutical or biotechnology industries,

(c)	general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions,

(d)	any change in GAAP or interpretation thereof after the date of the Merger Agreement,

(e)	any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation or change of any applicable Law of and by any governmental body (including with respect to Taxes) or any interpretation or enforcement thereof in each case after the date of the Merger Agreement,

(f)	the announcement, execution and delivery of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement or compliance with the terms of the Merger Agreement, including any Effect on retention or hiring of employees (it being understood that this clause (f) does not apply with respect to any representation or warranty contained in the Merger Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the announcement, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby or the compliance with the terms of the Merger Agreement),

(g)	changes in the Share price, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account),

(h)	any failure by Relypsa to meet any internal or published projections, estimates or expectations of Relypsa’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Relypsa to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account),

(i)	effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disaster or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement,

(j)	any action or inaction after the date of the Merger Agreement of, including any decision, recommendation or statement of, or requirement imposed by, any governmental body, panel or advisory body or any professional medical organization with respect to (A) any of Relypsa’s products (or Relypsa with respect thereto) or (B) any product of any competitor of Relypsa (or such competitor with respect thereto), including in each case any labeling, pre-clinical, clinical or post-marketing requirements (it being understood that any side effect, adverse event or safety observation with respect to any of Relypsa’s products that gives rise or contributes to such action or inaction may be taken into account), or

(k)	any regulatory or clinical changes, events or developments after the date of the Merger Agreement with respect to any of Relypsa’s products or with respect to any product of any competitor of Relypsa (it being understood that any side effect, adverse event or safety observation with respect to any of Relypsa’s products that gives rise or contributes to such changes, events or developments may be taken into account);

except, in the case of clauses (a), (b), (c), (d), (e) and (i) above, to the extent Relypsa and its subsidiaries, taken as a whole, are disproportionately adversely impacted thereby relative to other similar entities operating in the pharmaceutical or biotechnology industries (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect). Material Adverse Effect also includes any Effect that would reasonably be expected to prevent or materially delay the ability of Relypsa to consummate the transactions contemplated by the Merger Agreement.

In the Merger Agreement, Galenica and Purchaser have made representations and warranties to Relypsa, subject to certain specified materiality standards as discussed below, with respect to:

•	corporate matters, such as organization and qualification, power and authority relative to the Merger Agreement,

•	accuracy of information supplied for purposes of or included in the Schedule 14D-9, the Schedule TO and other documents relating to the Offer,

•	required consents and approvals, and no violations of organizational documents, applicable laws or agreements,

•	litigation,

•	ownership of the common stock of Relypsa,

•	availability and sufficiency of funds,

•	no other operations of Purchaser,

•	brokers and certain fees, and

•	solvency.

Some of the representations and warranties in the Merger Agreement made by Galenica and Purchaser are qualified as to “materiality” or by knowledge or the ability of Galenica and Purchaser to consummate the transaction contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business. The Merger Agreement obligates Relypsa, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, to conduct, and cause each of its subsidiaries to conduct, its operations in all material respects according to its ordinary course of business consistent with past practice, and Relypsa will use and will cause each of its subsidiaries to use reasonable best efforts to maintain and preserve intact its business organization, preserve its present relationships and goodwill with the persons having significant business relationships with Relypsa or any of its subsidiaries, keep available the services of its current officers and key employees and maintain in effect all material permits pursuant to which Relypsa and its subsidiaries currently operate. Without limiting the generality of the foregoing, and subject to certain exceptions, during the period beginning on the date of the Merger Agreement and continuing until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Relypsa will not and will not permit any of its subsidiaries to take any of the following actions without the prior written consent of Galenica (which consent will not be unreasonably conditioned, withheld or delayed):

(a)	adopt any amendments to its certificate of incorporation or bylaws (or other similar governing documents),

(b)	issue, sell, deliver, transfer, convey, dispose of, grant options or rights to purchase, pledge, or authorize or propose the issuance, sale, delivery, transfer, conveyance, disposition, grant of options or rights to purchase or pledge, any Relypsa securities or securities of any subsidiary of Relypsa, other than Shares issuable in accordance with the ESPP or on exercise of Stock Options for Shares or Warrants for Shares or the vesting of Restricted Stock Units outstanding on the date of the Merger Agreement in accordance with their existing terms,

(c)	repurchase, acquire or redeem, directly or indirectly, or amend any Relypsa securities, other than (i) as provided by any of Relypsa’s stock plans, (ii) the acquisition by Relypsa of Shares in connection with the surrender of Shares by holders of Stock Options or Warrants in order to pay the exercise price of such Stock Options, (iii) the withholding of Shares to satisfy tax obligations with respect to Stock Options or Restricted Stock Units, (iv) the acquisition by Relypsa of Stock Options or Restricted Stock Units in connection with the forfeiture of such awards or (v) the acquisition by Relypsa of Restricted Stock Units pursuant to the terms thereof,

(d)	split, combine, reclassify, subdivide, exchange, recapitalize or enter into any similar transaction in respect of its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock (other than dividends paid to Relypsa or one of its wholly owned subsidiaries by a wholly owned subsidiary of Relypsa),

(e)

without limiting any capital expenditures permitted under clause (n) below, (i) acquire by means of a merger, consolidation, recapitalization or otherwise, any business, assets or securities or sell, lease, license, encumber (other than permitted liens) or otherwise dispose of any business, assets or securities of Relypsa or any of its subsidiaries, in each case involving the payment of consideration (including consideration in the form of assumption of liabilities) of $1,000,000 or more or the disposition of assets or securities with a fair market value in excess of $1,000,000, except (A) pursuant to contracts existing as of the date of the Merger Agreement, (B) for purchases or sales of Relypsa’s products, raw materials, including active pharmaceutical ingredients, inventory or other supplies in the ordinary course of business and consistent with past practice, (C) non-exclusive licenses entered into in the ordinary course of business and consistent with past practice or (D) the acquisition or disposition of securities (other than Relypsa securities) pursuant to Relypsa’s Corporate Investment Policy, (ii) adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization of Relypsa or its subsidiaries, or (iii) enter into any contract that contains a change of control or similar provision that would require a material payment to the other party or parties thereto in connection with the Offer, the Merger or the other transactions contemplated by the Merger Agreement,

(f)	make any loans, advances or capital contributions to, or investments in, or forgive any loans of, any other person (other than wholly owned subsidiaries of Relypsa), except for advances to employees for travel and other business expenses in the ordinary course of business consistent with past practice,

(g)	other than in the ordinary course of business consistent with past practice, enter into a contract that would have been a material contract if it were in effect as of the date of the Merger Agreement, amend any material contract in any material respect, terminate any material contract or grant any release or relinquishment of any material rights under any material contract, except for renewals, expirations or terminations in accordance with the terms of any material contract,

(h)	(i) incur, assume or otherwise become liable or responsible for any indebtedness for borrowed money, except for indebtedness incurred in the ordinary course of business consistent with past practice for borrowings to fund working capital requirements under Relypsa’s existing credit facilities in an amount not to exceed $1,000,000 at any time, (ii) repay (other than in the ordinary course of business consistent with past practice), redeem or repurchase any indebtedness, or (iii) cancel any material indebtedness owed to Relypsa or any of its subsidiaries,

(i)	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of Relypsa,

(j)	change, in any material respect, any financial accounting methods, principles or practices used by it, except in order to comply with GAAP or applicable law,

(k)	except to the extent required by applicable law, change any annual tax accounting period, make or change any material tax election, settle any material tax claim or assessment or amend any material tax return,

(l)	except pursuant to an employee benefits plan in effect on the date of the Merger Agreement or as required by applicable law: (i) grant any material severance or termination pay which will become due and payable on or after the Effective Time, (ii) adopt, enter into, amend or terminate any employee benefits plan (other than to reflect changes in employee benefit plan administration or in the ordinary course of business), (iii) grant any increases in the compensation or benefits payable to any current or former members of the board of directors or any employees at the level of director or above, other than increases for employees who are below the director level in the ordinary course of business consistent with past practice, (iv) hire or terminate (other than for cause) any employee who is, or would be, if hired, at the level of director or above, or hire or terminate (other than for cause) any employee who is below the director level (other than in the ordinary course of business), (v) promote any employee who is at the level of director or above to a position more senior than such employee’s position as of the date of the Merger Agreement, (vi) promote any employee who is below the director level (other than in the ordinary course of business consistent with past practice), or (vii) accelerate any rights or benefits under, or make any material determinations or interpretations with respect to, any employee benefits plan (except as contemplated by the Merger Agreement),

(m)	enter into any collective bargaining or similar labor agreement,

(n)	make or authorize any capital expenditure or incur any obligations, liabilities or indebtedness in respect thereof, except for (i) those contemplated by the capital expenditure budget for the relevant fiscal year, and (ii) any unbudgeted capital expenditures in an amount not to exceed, in any fiscal quarter, $1,000,000 in the aggregate,

(o)	discharge, settle or compromise any suit, action, claim, proceeding or investigation other than a settlement solely for monetary damages not in excess of $250,000 individually or $500,000 in the aggregate,

(p)	form or commence the operations of any business or any corporation, partnership, limited liability company, joint venture, business association or other business organization or enter into any new line of business,

(q)	waive, release or assign any material rights or claims or make any material payment, directly or indirectly, of any liability of Relypsa or any of its subsidiaries before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice,

(r)	sell, license, assign, transfer, abandon, permit to lapse, or otherwise dispose of, any material intellectual property other than non-exclusive licenses and de minimis dispositions or abandonments in the ordinary course of business consistent with past practice, or

(v)	offer, agree or commit to take any of the foregoing actions.

No Solicitation. Pursuant to the Merger Agreement, Relypsa and its subsidiaries have agreed to cease any and all existing discussions or negotiations with any person or group (other than Galenica, Purchaser and their representatives) conducted prior to the date of the Merger Agreement with respect to any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (as defined below).

Relypsa and its subsidiaries have also agreed, during the period commencing on the date of the Merger Agreement and continuing until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, not to, and to direct their representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage, or knowingly facilitate or assist (including by way of providing information), any proposal, inquiry, indication of interest or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal,

•	furnish to any person (other than Galenica, Purchaser or any designees of Galenica or Purchaser) any non-public information relating to Relypsa or its subsidiaries, or afford to any person (other than Galenica, Purchaser or any designees of Galenica or Purchaser) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Relypsa or its subsidiaries, in any such case with the intent to encourage, induce, facilitate or assist the making, submission or announcement of any proposal, inquiry, indication of interest or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal,

•	conduct, participate, maintain or engage in, or continue to conduct, participate, maintain or engage in, any discussions or negotiations with any person, or take any action, with respect to any proposal, inquiry, indication of interest or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (provided that Relypsa or any of its representatives may (a) participate in discussions solely for the purpose of seeking to clarify and understand the terms and conditions of any inquiry or proposal made by any person or group solely to determine whether such inquiry or proposal constitutes or would be reasonably likely to lead to a Superior Proposal (defined below) and (b) inform a person or group that has made or is considering making an Acquisition Proposal of the provisions of the non-solicitation covenant contained in the Merger Agreement),

•	enter into any letter of intent, memorandum of understanding, agreement in principle or similar document, or any contract or commitment contemplating or otherwise providing for or relating to an Acquisition Transaction (as defined below) (other than a confidentiality agreement in accordance with the terms set forth in the Merger Agreement) (an “Alternative Acquisition Agreement”), or

•	take any action to make the provisions of any state takeover statute or similar statute or regulation (including the restrictions under Section 203 of the DGCL), or any anti-takeover provision in Relypsa’s organizational documents, inapplicable to any transactions contemplated by an Acquisition Proposal.

The Merger Agreement requires Relypsa and its subsidiaries to cease all discussion or negotiations with any person or group (other than Galenica, Purchaser or any designees of Galenica or Purchaser) conducted prior to the date of the Merger Agreement with respect to any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal. In addition, the Merger Agreement requires that promptly following the date of the Merger Agreement, Relypsa will request that each person or group (if any) that previously executed a confidentiality agreement in connection with a potential Acquisition Proposal promptly return or destroy all non-public documents and materials previously furnished by Relypsa or any of its representatives to such person or group or any of its representatives.

The Merger Agreement further requires that, during the period commencing on the date of the Merger Agreement and continuing until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, as promptly as practicable, and in any event within one business day, following receipt by Relypsa, any of its subsidiaries or any of their respective representatives of (a) an Acquisition Proposal, or (b) any request for nonpublic information, to engage in negotiations or discussions regarding or any other inquiry that would reasonably be expected to lead to an Acquisition Proposal, Relypsa will provide Galenica with written notice of (i) the receipt of such Acquisition Proposal, request or inquiry, (ii) the material terms and conditions of such Acquisition Proposal, request or inquiry (including any financing arrangements), and (iii) the identity of the third party or group making such Acquisition Proposal, request or inquiry and a copy of any written Acquisition Proposal submitted by such third party or group. Relypsa is required to keep Galenica reasonably informed on a prompt and timely basis, and in any event within one business day, with respect to any changes to the status or material terms and conditions of any Acquisition Proposal, request or inquiry submitted to Relypsa, including by providing copies of any revised written Acquisition Proposal received by Relypsa, any of its subsidiaries or any of their respective representatives.

Notwithstanding the non-solicitation covenants contained in the Merger Agreement and summarized above, if, prior to the Acceptance Time, (a) Relypsa receives a bona fide, written Acquisition Proposal from any person or group that did not result from a breach of the non-solicitation covenants contained in the Merger Agreement and (b) the Relypsa Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take such action described in clause (i) or (ii) below would be reasonably likely to be inconsistent with the Relypsa Board’s fiduciary duties under applicable law, then Relypsa may (i) furnish information with respect to Relypsa and its subsidiaries to the person or group making such Acquisition Proposal (provided that Relypsa shall substantially concurrently provide to Galenica any non-public information concerning Relypsa and its subsidiaries which is provided to any person or group and which was not previously provided to Galenica and provided that Relypsa will enter into a confidentiality agreement with such person or group) and (ii) engage in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal (and waive such person’s noncompliance with the provisions of any “standstill” agreement solely to the extent necessary to permit such discussions or negotiations).

For purposes of the Merger Agreement:

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Galenica or Purchaser) relating to an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) resulting in (a) any purchase from, or acquisition by, any third party or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than 20% of the outstanding voting securities of Relypsa or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets, revenue or net income of Relypsa, or any tender offer or exchange offer that if consummated would result in any third party or group beneficially owning more than 20% of the outstanding voting securities of Relypsa or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets, revenue or net income of Relypsa, (b) any merger, consolidation, business combination, recapitalization, reorganization or other similar transaction involving Relypsa pursuant to which any third party or group, other than the Relypsa stockholders (as a group) immediately prior to the consummation of such transaction, would hold Shares representing more than 20% of the voting power of the surviving entity after giving effect to the consummation of such transaction, (c) any sale, lease (other than in the ordinary course of business), exchange, transfer, exclusive license, or other acquisition of more than 20% of the consolidated assets, revenue or net income of Relypsa, or (d) any combination of the foregoing.

“Superior Proposal” means a bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Relypsa Board determines in good faith, after consultation with outside legal counsel and its financial advisor(s), taking into account all factors deemed relevant by the Relypsa Board, including the terms and conditions of such Acquisition Proposal and the Merger Agreement and any changes to the terms and conditions of the Merger Agreement proposed by Galenica in response to such proposal, to be more favorable to Relypsa stockholders than the terms of the Offer and the Merger and reasonably capable of being consummated on the terms proposed; provided that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “more than 20%” in the definition of “Acquisition Transaction” will be deemed to be references to “more than 50%.”

Board Recommendation. Pursuant to, and except as otherwise permitted by, the Merger Agreement, Relypsa has agreed that neither the Relypsa Board nor any committee thereof will (a) withhold, withdraw or rescind (or modify or qualify in a manner adverse to Galenica or Purchaser) the Board Recommendation, (b) approve, adopt, declare advisable, endorse or recommend an Acquisition Proposal (whether publicly or not), or resolve to take any such action, (c) publicly make any recommendation in favor of a tender offer or exchange offer (other than the Offer), or (d) fail to include the Board Recommendation in the Schedule 14D-9 when disseminated to Relypsa’s stockholders (each of clauses (a), (b), (c) and (d), a “Relypsa Board Recommendation Change”); provided, however, that a “stop, look and listen” communication by the Relypsa Board or any committee thereof to Relypsa’s stockholders pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, will not be deemed to be a Relypsa Board Recommendation Change.

Notwithstanding the foregoing restrictions or anything to the contrary set forth in the Merger Agreement, at any time prior to the Acceptance Time, the Relypsa Board may (a) in response to the receipt of a Superior Proposal or an Intervening Event (as defined below), and subject to compliance in all material respects with the terms of the Merger Agreement, effect a Relypsa Board Recommendation Change, or (b) in response to the receipt of a Superior Proposal, and subject to compliance in all material respects with the terms of the Merger Agreement, effect a Relypsa Board Recommendation Change or terminate the Merger Agreement in accordance with its terms, if, in each case all of the following conditions are met:

(a)	the Relypsa Board has determined in good faith, after consultation with outside legal counsel, that the failure to effect a Relypsa Board Recommendation Change or terminate the Merger Agreement pursuant to its terms would be reasonably likely to be inconsistent with its fiduciary duties under applicable law,

(b)	in the case of a Superior Proposal, the Relypsa Board has determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that the applicable Acquisition Proposal constitutes a Superior Proposal,

(c)	Relypsa shall have delivered to Galenica written notice (a “Change of Recommendation Notice”) at least three business days prior to effecting such Relypsa Board Recommendation Change or terminating the Merger Agreement, which notice will state its intent to take such action and specify the reasons for doing so, and

(d)	prior to effecting a Relypsa Board Recommendation Change or terminating the Merger Agreement, Relypsa has, and has caused its representatives to, negotiate with Galenica in good faith (to the extent Galenica desires to negotiate) during such three business day period to make such adjustments in the terms and conditions of the Merger Agreement as would obviate the basis for a Relypsa Board Recommendation Change or termination of the Merger Agreement.

After delivering a Change of Recommendation Notice to Galenica, in the event of any change to the financial terms (including any change to the amount or form of consideration payable) or other material revision to the terms or conditions of an applicable Superior Proposal, Relypsa will provide a new Change of Recommendation Notice to Galenica, and any Relypsa Board Recommendation Change or termination of the Merger Agreement following delivery of such Change of Recommendation Notice will again be subject to clause (d) above for a period of two business days. In the event the Relypsa Board determines to terminate the Merger Agreement following receipt of a Superior Proposal and in accordance with the terms of the Merger Agreement summarized in clauses (a) – (d) above, Relypsa will be required to pay Galenica a termination fee of $49,000,000 (the “Termination Fee”) as a condition to the effectiveness of such termination.

For purposes of the Merger Agreement, “Intervening Event” means any Effect that (a) is material to Relypsa and its subsidiaries, taken as a whole, (b) was not known to, or reasonably foreseeable by, the Relypsa Board prior to the date of the Merger Agreement, (c) becomes known to the Relypsa Board prior to the Acceptance Time, and (d) does not involve or relate to any Acquisition Proposal; provided that any fluctuation in the market price or trading volume of the Shares shall, in either case, not constitute an Intervening Event (it being understood that the Effects giving rise or contributing to such fluctuations that are not otherwise excluded from the definition of a “Intervening Event” may be taken into account).

Appropriate Action; Consents; Filings. Each of Galenica, Purchaser and Relypsa have agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and each of the other transactions contemplated by Merger Agreement, including using reasonable best efforts to:

•	cause the Offer Conditions and the conditions to the Merger to be satisfied as promptly as practicable after the date of the Merger Agreement,

•	obtain, as promptly as practicable after the date of the Merger Agreement, and maintain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations, notifications and filings with governmental authorities that are necessary to consummate the Offer and the Merger,

•	resist, contest, appeal and remove any legal proceeding and to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, restricts or restrains the consummation of the transactions contemplated by the Merger Agreement, and

•	at the written request of Galenica, obtain all necessary or appropriate consents, waivers and approvals under any material contracts to which Relypsa or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated thereby.

Both Galenica and Relypsa have agreed, on behalf of themselves and their respective affiliates, that, between the date of the Merger Agreement and the Effective Time, neither Galenica nor Relypsa will, and neither Galenica nor Relypsa will cause their respective affiliates to, directly or indirectly, (a) acquire, purchase, lease or license (or agree to acquire, purchase, lease or license), by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any third party or division or part thereof, or any securities or collection of assets, if doing so would or would reasonably be expected to result in any material delay in obtaining, or materially increase the risk of not obtaining, any consent or approval of any governmental body required in connection with the transactions contemplated by the Merger Agreement or would otherwise reasonably be expected to restrict, prevent, prohibit, impede or materially delay the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or (b) take or agree to take any other action that would result in any material delay in obtaining, or materially increase the risk of not obtaining, any consent or approval of any governmental body required in connection with the transactions contemplated by the Merger Agreement or would otherwise reasonably be expected to restrict, prevent, prohibit, impede or materially delay the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

On July 22, 2016, each of Galenica and Relypsa filed with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division (the “Antitrust Division”) of the United States Department of Justice (the “DOJ”) Premerger Notification and Report Forms (“Premerger Notification and Report Forms”) relating to the Merger Agreement and the transactions contemplated thereby as required by the HSR Act. The initial waiting period for a cash tender offer is 15 calendar days, which begins when the acquiring person has filed the Premerger Notification and Report Forms with the FTC and the DOJ, but this period may be shortened if the reviewing agency grants “early termination,” or (x) it may be restarted if the acquiring person voluntarily withdraws and re-files its Premerger Notification and Report Form or (y) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. Each of Galenica and Relypsa has agreed to supply any additional information that reasonably may be required or requested by the FTC or the DOJ. In addition, each of Galenica and Relypsa will take any and all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and to avoid any impediment to the consummation of the Offer or the Merger under any antitrust laws, including:

(a)	proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, conduct of business restrictions, or a sale or disposition of assets or businesses or a license or grant of commercialization rights to businesses, product lines, fields of use, divisions, business arrangements, contracts, assets or interests of Galenica or its affiliates (including, after the Effective Time, the Surviving Corporation and its affiliates),

(b)	amending any venture or other arrangement of Galenica or its affiliates (including, after the Effective Time, the Surviving Corporation and its affiliates),

(c)	otherwise taking or committing to take actions after the closing of the transactions contemplated by the Merger Agreement with respect to one or more of the businesses, product lines, fields of use, or assets of Galenica and its affiliates (including the Surviving Corporation and its affiliates), and

(d)	using reasonable best efforts to resist, contest, appeal any legal proceeding or seek to have vacated, lifted, reversed or overturned any order, decision, judgment, writ, injunction, decree, award or other determination of any governmental authority that may result from such legal proceedings, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, restricts or restrains the consummation of the transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing obligations, Galenica and its affiliates will not be required to take any of the actions in clauses (a), (b) and (c) above to the extent that such actions would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, and Relypsa will not agree to take any actions in clauses (a), (b) and (c) above without the written consent of Galenica.

Galenica will not extend any waiting period under the HSR Act or enter into any agreement with the FTC, the Antitrust Division or any other governmental authority not to consummate the transactions contemplated by the Merger Agreement, except with the prior written consent of Relypsa (which consent will not be unreasonably withheld, conditioned or delayed)

Pursuant to the Merger Agreement, if any party to the Merger Agreement (or affiliate thereof) receives a request for additional information or documentary material from any governmental authority with respect to the transactions contemplated by the Merger Agreement pursuant to the HSR Act with respect to which any such filings have been made, then such party will use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. To the extent reasonably practicable and unless prohibited by applicable law or by the applicable governmental authority, the parties agreed in the Merger Agreement to:

•	give each other reasonable advance notice of all substantive meetings and conference calls with any governmental authority relating to the Offer or the Merger,

•	give each other an opportunity to participate in each of such meetings and conference calls,

•	keep the other party reasonably apprised with respect to any oral communications with any governmental authority regarding the Offer or the Merger,

•	cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Offer and the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any governmental authority,

•	provide each other with a reasonable advance opportunity to review and comment on, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a governmental authority relating to the Offer and the Merger,

•	provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any governmental authority relating to the Offer or the Merger, and

•	cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the Minimum Condition, the Antitrust Condition and the condition to the Merger with respect to the absence of any law or order in effect as of immediately prior to the Effective Time which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

Notification of Certain Matters. During the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, each of Relypsa and Galenica has agreed to give the other prompt notice of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of the other party to effect the Offer, the Merger or any other transaction contemplated by the Merger Agreement not to be satisfied or (b) the failure of Relypsa, on the one hand, or Galenica or Purchaser, on the other hand, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the Merger Agreement and which would reasonably be expected to result in any condition to the obligations of the other party to effect the Offer, the Merger or any other transaction contemplated by the Merger Agreement not to be satisfied.

Public Announcements. Galenica and Relypsa have agreed not to issue any public release or make any public announcement regarding the Merger Agreement or the transactions contemplated thereby without the prior consent of the other, except as required by applicable law or any rules and regulations of the NASDAQ or any other applicable stock exchange on which Galenica is listed. Relypsa and Galenica further agreed that, in the event such party is required to issue a public release or make a public announcement, such party will use its reasonable best efforts to allow the other party a reasonable opportunity to comment on the release or other public announcement prior to its issuance.

Employee Matters. Pursuant to the terms of the Merger Agreement, commencing at the Effective Time and continuing through December 31, 2017, the Surviving Corporation is required to (and Galenica has agreed to cause the Surviving Corporation to) provide to each employee of Relypsa and its subsidiaries who, as of the Effective Time, continues his or her employment with Relypsa or any of its subsidiaries (each, a “Continuing Employee”) (a) a base salary or wage rate, as applicable, and annual cash bonus opportunity, in each case, that is not less favorable than the base salary or wage rate (as applicable) and annual bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time and (b) other compensation and benefits (including severance benefits, but excluding equity-based compensation and benefits provided pursuant to any defined benefit pension plans) that are, taken as a whole, substantially comparable in the aggregate to the other compensation and benefits provided to such Continuing Employee immediately prior to the Effective Time.

The Merger Agreement further provides that, to the extent that any employee benefit plan or other compensation or severance arrangement of the Surviving Corporation or any of its subsidiaries or any employee benefit plan or other compensation or severance arrangement of Galenica is made available to any Continuing Employee on or following the Effective Time, the Surviving Corporation will (and Galenica will cause the Surviving Corporation to) use commercially reasonably efforts to cause to be granted to such Continuing Employee credit for all service with Relypsa and its subsidiaries prior to the Effective Time solely for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (other than for level of benefits under any defined benefit pension plan). Service need not be credited to the extent that it would result in duplication of coverage or benefit.

Pursuant to the Merger Agreement, Galenica is required to (and is required to cause the Surviving Corporation to) use commercially reasonable efforts to ensure that (a) each Continuing Employee is immediately eligible to participate, without any waiting time, in all employee benefit plans sponsored by the Surviving Corporation and its subsidiaries to the extent that coverage under the plan replaces coverage under a comparable Relypsa benefit plan in which the Continuing Employee participated prior to the Effective Time, (b) for purposes of employee benefit plans sponsored by the Surviving Corporation and its subsidiaries which provide medical, dental, pharmaceutical, vision and disability benefits to Continuing Employees, all waiting periods, evidence of insurability requirements and actively-at-work requirements or similar requirements will be waived for such Continuing Employees and his or her dependents, and to give full credit for eligible expenses incurred by such Continuing Employee and his or her dependents in the unfinished portion of the plan year of the Relypsa benefit plan ending on the date such Continuing Employee’s participation begins in the corresponding Surviving Corporation benefit plans for purposes of satisfying deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee, and (c) the accounts of such Continuing Employees under any flexible spending plans sponsored by the Surviving Corporation and its subsidiaries are credited with any unused balance in the Continuing Employee’s account under the applicable Relypsa flexible spending plan.

Notwithstanding the foregoing, nothing in the Merger Agreement is to be deemed to (a) guarantee employment for any period of time for, or preclude the ability of Galenica or the Surviving Corporation to terminate, any Continuing Employee for any reason, or (b) require Galenica or the Surviving Corporation to continue any employee benefit plan or prevent the amendment, modification or termination thereof after the Effective Time.

Indemnification, Exculpation and Insurance. The Merger Agreement provides for certain indemnification and insurance rights in favor of Relypsa’s current and former directors or officers, as well as any person who becomes an officer or director of Relypsa or any of its subsidiaries prior to the Effective Time (the “Indemnified Persons”). Specifically, that the Surviving Corporation and its subsidiaries as of the Effective Time will, and Galenica will cause the Surviving Corporation and its subsidiaries as of the Effective Time to, honor and fulfill in all respects the obligations of Relypsa and its subsidiaries under (a) the indemnification agreements between Relypsa or its subsidiaries and any of their respective current or former directors, officers or employees, and any person who becomes a director, officer or employee of Relypsa or its subsidiaries prior to the Effective Time, and (b) indemnification, exculpation and expense advancement provisions in the certificate of incorporation and bylaws or comparable organizational documents of Relypsa or its subsidiaries in effect as of the date of the Merger Agreement. In addition, the Merger Agreement provides that, for a period commencing at the Effective Time and ending on the sixth anniversary of the Effective Date, the Surviving Corporation and its subsidiaries will cause the certificates of incorporation and bylaws (and all similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and advancement of expenses that are no less favorable than the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (and all similar organizational documents) of Relypsa and its subsidiaries as of the date of the Merger Agreement, and that, during such six year period, such provisions will not be repealed, amended or otherwise modified in a manner adverse to the Indemnified Persons except as required by law.

The Merger Agreement further provides that, subject to the satisfaction of the conditions and subject to the exceptions included therein, for a period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will indemnify and hold harmless the Indemnified Persons from and against all costs, fees and expenses, judgments, fines, losses, claims, liabilities, damages and amounts paid in settlement of or in connection with any threatened or actual action, suit, claim, proceeding, investigation, arbitration or inquiry, whether civil, criminal, administrative, or investigative (each, an “Indemnified Proceeding”), to the extent that such Indemnified Proceeding arises directly or indirectly out of or pertains directly or indirectly to (a) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of Relypsa or any of its subsidiaries prior to the Effective Time or by reason of the fact that such Indemnified Person is or was serving at the request of Relypsa or its subsidiaries as a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of another person, or (b) any of the transactions contemplated by the Merger Agreement.

The Merger Agreement also provides that, for a period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, Relypsa and the Surviving Corporation shall, and Galenica shall cause the Surviving Corporation to) maintain in effect directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by Relypsa’s existing directors’ and officers’ liability insurance, on terms with respect to coverage and amounts that are no less favorable than those of the directors’ and officers’ liability insurance currently maintained by Relypsa. However, in satisfying the foregoing obligation, neither Galenica nor the Surviving Corporation are required to pay annual premiums for such directors’ and officers’ liability insurance in excess of 275% of the last annual premium for Relypsa’s existing directors’ and officers’ liability insurance, but in such case will purchase as much coverage as may be purchased for such amount. Notwithstanding the foregoing, Relypsa is permitted to purchase, prior to the Effective Time, a six-year prepaid “tail” policy on its existing directors’ and officers’ liability insurance. If such a “tail” policy is obtained, the Merger Agreement provides that the Surviving Corporation shall (and Galenica shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Galenica and the Surviving Corporation under the first sentence this paragraph for so long as such “tail” policy shall be maintained and in full force and effect.

If, following the Effective Time, Galenica or the Surviving Corporation merges into or consolidates with another entity and is not the surviving corporation or transfers or conveys all or substantially all its assets, provision will be made so that the successors and assigns of Galenica and the Surviving Corporation assume the insurance and indemnification obligations described above.

Exemption from Liability under Section 16(b). Relypsa has agreed to take all steps as may be reasonably necessary to cause any dispositions of equity securities of Relypsa in connection with the Merger Agreement by each director or executive officer of Relypsa subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stockholder Litigation. Relypsa has agreed to promptly advise Galenica of any litigation commenced after the date of the Merger Agreement against Relypsa or any of its directors (in their capacity as such) by any Relypsa stockholders (on their own behalf or on behalf of Relypsa) relating to the Merger Agreement or the transactions contemplated thereby, and has agreed to keep Galenica reasonably informed regarding any such litigation. Relypsa has also agreed, subject to execution of a customary joint defense agreement, to give Galenica the opportunity to participate with Relypsa in the defense or settlement of any such stockholder litigation and will consider Galenica’s views with respect to such stockholder litigation. Relypsa is not permitted to settle any such stockholder litigation without the prior written consent of Galenica (which will not be unreasonably withheld, delayed or conditioned).

State Takeover Laws. Pursuant to the Merger Agreement, if any state anti-takeover or other similar law is or becomes applicable to the Merger Agreement, the Offer, the Merger or any of the transactions contemplated by the Merger Agreement, Relypsa has agreed to grant such approvals and take such actions as necessary so that the

Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement; provided, that the Relypsa Board is not required to take any action that would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

Access to Information. Subject to certain exceptions, prior to the earlier of the Acceptance Time and the termination of the Merger Agreement, upon reasonable notice, Relypsa and its subsidiaries will give Galenica and its representatives reasonable access during normal business hours to the properties, books and records (including financial and operating data and all other information relating to the business of Relypsa and its subsidiaries reasonably requested by Galenica) and personnel of Relypsa and its subsidiaries.

Cooperation. Relypsa has agreed to provide reasonable cooperation, as reasonably requested by Galenica, Purchaser or their representatives, in connection with any financing by Galenica or its subsidiaries in connection with the transactions contemplated by the Merger Agreement.

Termination. The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the Acceptance Time:

(a)	by mutual written agreement of Galenica and Relypsa, or

(b)	by either Galenica or Relypsa if the Acceptance Time has not occurred on or before December 15, 2016, or the Offer shall have expired and not been extended in accordance with the terms of the Merger Agreement without acceptance for payment of the Shares tendered pursuant to the Offer; provided, that the right to terminate the Merger Agreement pursuant to this clause (b) is not available to any party whose material breach of the Merger Agreement has been the principal cause of the failure of the Acceptance Time to occur on or before the date of such termination (“Outside Date Termination”), or

(c)	by either Galenica or Relypsa if any law or order has been enacted, issued, promulgated, issued or granted which has the effect of making the Merger illegal or prohibiting or otherwise preventing the consummation of the Merger (a “Restraint”) and which has become final and non-appealable; provided, that the party seeking to terminate the Merger Agreement pursuant to this clause (c) must have complied with its respective obligations under the Merger Agreement to have vacated, lifted, reversed or overturned such Restraint; provided further, however, that the right to terminate the Merger Agreement under this clause (c) is not available to any party whose material breach of its obligations under the Merger Agreement has been the principal cause of such Restraint, or

(d)	by Relypsa, in the event that Galenica or Purchaser shall have breached or have failed to perform any of their respective covenants or agreements under the Merger Agreement, or any of the representations and warranties of Galenica or Purchaser set forth in the Merger Agreement shall have been or become inaccurate, which breach, failure to perform or inaccuracy, individually or in the aggregate with other such breaches, failures to perform or inaccuracies, would reasonably be expected to prevent or materially delay the ability of Galenica or Purchaser to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger), and such breach, failure to perform or inaccuracy is not capable of being cured or is not cured within 30 days following Relypsa’s delivery of written notice to Galenica of such breach, failure to perform or inaccuracy; provided that Relypsa will not have the right to terminate the Merger Agreement pursuant to this clause (d) if Relypsa is then in material breach of or has failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement such that Galenica has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate the Merger Agreement pursuant to clause (e) below, or

(e)

by Galenica, in the event that (i) Relypsa shall have breached or failed to perform any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of Relypsa set forth in the Merger Agreement shall have been or become inaccurate, in either case such that the conditions to the Offer set forth in clauses (b) or (c) of the third bullet point set forth in Section 13 —“Conditions of the Offer” would fail to be satisfied, and such breach, failure to perform or inaccuracy is not capable of being cured or is not cured within 30 days following Galenica’s delivery of written notice to Relypsa of such breach, failure to perform or inaccuracy, or (ii) there has been a Material Adverse Effect such that clause (d) of the third bullet point set forth in Section 13 —“Conditions of the Offer” would fail to be satisfied; provided, in each case that Galenica will not have the right to terminate the Merger Agreement pursuant to this clause (e) if Galenica or Purchaser, is then in material breach of any of their respective representations, warranties, covenants or agreements under the Merger Agreement such that Relypsa has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate the Merger Agreement pursuant to clause (d) above, or

(f)	by Relypsa, in the event that (i) Relypsa shall have received a Superior Proposal that did not result from a material breach of the non-solicitation covenants contained in the Merger Agreement, (ii) the Relypsa Board shall have determined to terminate the Merger Agreement in accordance with the terms of the Merger Agreement and (iii) Relypsa pays Galenica the Termination Fee pursuant to the terms of the Merger Agreement (a “Superior Proposal Termination”), or

(g)	by Galenica in the event that (i) a Relypsa Board Recommendation Change has occurred, (ii) a tender or exchange offer relating to the Shares shall have been commenced by a third-party who is not an affiliate or representative of Galenica and Relypsa shall not have publicly announced, within ten business days after the commencement of such tender or exchange offer, that Relypsa recommends rejection of such tender or exchange offer, and Relypsa shall not have issued a press release that expressly reaffirms the Board Recommendation within such ten business day period, or (iii) Relypsa shall have willfully and materially breached its obligations under the non-solicitation covenants contained in the Merger Agreement (each of the foregoing, a “Relypsa Board Termination”).

Effect of Termination and Termination Fees. If the Merger Agreement is terminated, the Merger Agreement will be of no further force or effect (other than certain specified provisions therein which survive the termination of the Merger Agreement) and, subject to the payment of the Termination Fee in the circumstances described below, there will be no liability or obligation on the part of Galenica, Purchaser or Relypsa or their respective officers, directors, employees, affiliates, agents or other representatives; provided that no party will be relieved from any liability or damages resulting from any willful or intentional breach of the Merger Agreement that occurs prior to such termination.

Termination Fee. Relypsa will pay Galenica an amount equal to the Termination Fee in the event:

•	(a) the Merger Agreement is terminated by Galenica or Relypsa pursuant to an Outside Date Termination and the Minimum Condition has not been satisfied at the time of such termination (provided, that (i) the Antitrust Condition and the Restraint Conditions are satisfied at the time of such termination and (ii) the right to terminate the Merger Agreement pursuant to an Outside Date Termination is then available to Galenica), (b) following the execution and delivery of the Merger Agreement and prior to such termination of the Merger Agreement, a Competing Acquisition Transaction (as defined below) shall have been publicly announced or shall have become publicly disclosed and, in either case, shall not have been withdrawn or otherwise abandoned, and (c) within nine months following such termination of the Merger Agreement, either (i) Relypsa enters into a definitive agreement with respect to a Competing Acquisition Transaction or (ii) a Competing Acquisition Transaction is consummated,

•	the Merger Agreement is terminated by Relypsa pursuant to a Superior Proposal Termination, with the Termination Fee being a condition to the effectiveness of such termination, or

•	the Merger Agreement is terminated by Galenica pursuant to a Relypsa Board Termination.

For purposes of the Merger Agreement, a “Competing Acquisition Transaction” has the same meaning as an “Acquisition Transaction” except that all references therein to “more than 20%” will be deemed to be references to “more than 50%.”

Expenses. Except as otherwise set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and/or the Merger is consummated.

Confidentiality Agreements. On May 6, 2014, Relypsa and VFMCRP, a common company of Galenica and Fresenius Medical Care AG & Co., entered into a confidentiality agreement (the “2014 Confidentiality Agreement”), pursuant to which, among other things, each party agreed, subject to certain exceptions, to keep confidential non-public information relating to the other party and its affiliates and to use such information only for the purpose of evaluating the feasibility of a possible business or scientific relationship between the parties.

On May 6, 2015, Relypsa and VFMCRP entered into an Amendment No. 1 to the 2014 Confidentiality Agreement (the “2014 Confidentiality Agreement Amendment”) pursuant to which the term of the 2014 Confidentiality Agreement was extended.

The summary of the 2014 Confidentiality Agreement and the 2014 Confidentiality Agreement Amendment contained in Item 3 of the Schedule 14D-9 is incorporated herein by reference. The foregoing summary of the 2014 Confidentiality Agreement and the 2014 Confidentiality Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the 2014 Confidentiality Agreement and the 2014 Confidentiality Agreement Amendment, which are filed as Exhibit (d)(2) and Exhibit (d)(3), respectively, to the Schedule TO and is incorporated herein by reference.

On May 8, 2016, Relypsa and Galenica entered into a confidentiality agreement (the “2016 Confidentiality Agreement”), pursuant to which, among other things, Galenica agreed, subject to certain exceptions, to keep confidential non-public information about Relypsa and its affiliates and to use such information solely for the purpose of evaluating a potential acquisition of Relypsa.

On May 11, 2016, Relypsa and Galenica entered into an Amendment No. 1 to the 2016 Confidentiality Agreement (the “2016 Confidentiality Agreement Amendment”) pursuant to which Fresenius Medical Care Renal Therapies Group, LLC was added as a permitted representative under the 2016 Confidentiality Agreement.

The summary of the 2016 Confidentiality Agreement and the 2016 Confidentiality Agreement Amendment contained in Item 3 of the Schedule 14D-9 is incorporated herein by reference. The foregoing summary of the 2016 Confidentiality Agreement and the 2016 Confidentiality Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the 2016 Confidentiality Agreement and the 2016 Confidentiality Agreement Amendment, which are filed as Exhibit (d)(4) and (d)(5), respectively, to the Schedule TO and are incorporated herein by reference.

License Agreement. On August 10, 2015, Relypsa entered into a License Agreement (the “License Agreement”) with VFMCRP to commercialize Veltassa throughout the world except for the United States and Japan (all such territory other than the United States and Japan, the “Licensed Territory”). Pursuant to the License Agreement, Relypsa granted to VFMCRP, with a limited right to grant sublicenses: (a) an exclusive (including with respect to Relypsa), royalty-bearing license to Relypsa’s technology, including Relypsa’s patents, patent applications and “know how,” to develop and commercialize the licensed products, including Veltassa, for the treatment of hyperkalemia in the Licensed Territory, (b) a non-exclusive, royalty-free license to Relypsa’s technology to conduct VFMCRP’s responsibilities outside of the Licensed Territory for the treatment of hyperkalemia pursuant to a development plan, and to conduct certain manufacturing activities outside of the Licensed Territory to support development and commercialization of Veltassa in the Licensed Territory, and (c) a co-exclusive license to Relypsa’s trademarks for Veltassa in the Licensed Territory, which is royalty free during the term of the License Agreement and royalty-bearing thereafter, and a non-exclusive license to certain of Relypsa’s other trademarks, each to the extent necessary to fulfill VFMCRP’s obligations under the License Agreement.

Under the License Agreement, Relypsa received a non-refundable, non-creditable, upfront cash payment of $40.0 million from VFMCRP. Relypsa will also receive up to $125.0 million in milestone payments upon achievement of certain regulatory, commercial and sales-based milestones, and tiered, double-digit royalties up to 22% of annual net sales of the licensed products in the Licensed Territory. Relypsa has not received any such milestone or royalty payments as of the date of this Offer to Purchase.

Development activities under the License Agreement are governed by a development plan, which includes additional clinical studies, and Relypsa’s manufacture and supply of the licensed products will be governed by a Manufacturing and Supply Agreement and Quality Agreement. In connection with the License Agreement, in April 2016, VFMCRP submitted a marketing authorization application to the European Medicines Agency for Veltassa.

The License Agreement commenced in August 2015 and continues until the expiration of VFMCRP’s payment obligations to Relypsa provided that VFMCRP’s obligation to pay royalties expires on a product-by-product and country-by-country basis upon the later to occur of (a) the expiration of the last-to-expire of Relypsa’s patent and patent application rights covering a licensed product in a specific country, (b) the expiration of regulatory and data exclusivity applicable to a licensed product in a specific country, or (c) ten years after first commercial sale of a licensed product in a specific country.

The License Agreement may be terminated by VFMCRP without cause upon 180-days prior written notice to Relypsa, by Relypsa immediately upon written notice if VFMCRP challenges the validity or enforceability of any of Relypsa’s patents or patent applications and by either party in the event of the other party’s uncured material breach of the License Agreement, bankruptcy, insolvency, dissolution or liquidation. Upon termination of the License Agreement, except for termination in the event of Relypsa’s uncured material breach of the License Agreement, bankruptcy, insolvency, dissolution or liquidation, all licenses granted to VFMCRP by Relypsa shall terminate, all rights in and to the licensed products in the Licensed Territory revert to Relypsa and Relypsa will be entitled to certain transfer assistance from VFMCRP.

The summary of the License Agreement contained in Item 3 of the Schedule 14D-9 is incorporated herein by reference. This summary of the License Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the License Agreement, which is filed as Exhibit (d)(6) to the Schedule TO and is incorporated herein by reference.

12.	Source and Amount of Funds

Galenica will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total amount of funds necessary to purchase all issued and outstanding Shares and other equity-based interests of Relypsa pursuant to the Offer and the Merger will be approximately $1.53 billion. The Offer is not conditioned on any financing arrangements.

Galenica intends to finance the acquisition of Shares in the Offer and Merger with a combination of cash on hand and up to approximately $1.48 billion (based on currency exchange rate from U.S. dollars to Swiss Francs on July 28, 2016) from the Term Loan.

In connection with the Merger Agreement, Galenica entered into a multicurrency term facility agreement (the “Credit Agreement”) with Credit Suisse AG, as arranger, agent and original lender (in such capacity, the “Original Lender”), and certain other financial institutions from time to time party thereto, pursuant to which, among other things, the Original Lender agreed to provide Galenica with the unsecured Term Loan in an aggregate amount of up to approximately $1.48 billion (based on currency exchange rate from U.S. dollars to Swiss Francs on July 28, 2016), to, among other things, finance in part the acquisition of Relypsa (the

“Financing”). Any funding under the Credit Agreement may occur in multiple currencies, including U.S. dollars and Swiss Francs. The Credit Agreement is governed by Swiss law. The Original Lender committed to advance available funds, subject to various conditions, including but not limited to (a) the consummation of the Offer in accordance with the Merger Agreement, (b) delivery of certain audited and pro forma financial statements, (c) the accuracy of representations and warranties of Purchaser in the Merger Agreement as of the date of executing the Merger Agreement and specified representations and warranties and undertakings of Galenica, as guarantor, in the Credit Agreement, (d) the absence of certain specified defaults set forth in the Credit Agreement, and (e) other customary closing conditions.

Vifor Pharma Beteiligungen AG (the “Borrower”), a wholly owned subsidiary of Galenica, is the borrower under the terms of the Credit Agreement, with Galenica providing a guarantee of the Borrower’s obligations under the Credit Agreement. Purchaser is not a party to the Credit Agreement. The Borrower may deliver utilization requests for up to five loans under the Credit Agreement. The Borrower may not re-borrow any portion of any loan once such loan repaid. Loans under the Credit Agreement bear an interest rate as described in the Credit Agreement. The Credit Agreement contains financial covenants customary for such type of agreement. On December 31, 2016, the leverage ratio of the Galenica group defined as net debt divided by EBITDA shall be ≤4.25x. On June 30, 2017, the leverage ratio of the Galenica group defined as net debt divided by EBITDA shall be ≤3.90x. The division of Galenica into Galenica Santé and Vifor Pharma shall only be permissible if the calculated pro forma leverage ratio of Galenica comprising Vifor Pharma is below 2x. On and at any time after occurrence of a continuing event of default as specified in the Credit Agreement, the lenders may cancel any commitment to fund additional loan obligations under the Credit Agreement and declare that all or portion of the outstanding loans, together with accrued interest and all other amounts accrued or outstanding under the Credit Agreement, be immediately due and payable. The maturity date of the Credit Agreement is June 30, 2017. Galenica may, under certain customary conditions, request an extension of the maturity date to December 31, 2017.

Galenica currently plans, during fiscal year 2017, to refinance a portion of the Term Loan through proceeds obtained from a proposed initial public offering of Galenica Santé, a subsidiary of Galenica. The remainder of the Term Loan is currently expected to be refinanced with long-term debt, which may include a public debt offering by any of Galenica or any of its subsidiaries. Galenica expects to raise sufficient equity proceeds to maintain the implied investment grade rating at both Galenica Santé and Vifor Pharma. Any initial public offering and/or public debt offering, is not currently expected to be offered in the United States.

Galenica has neither sought nor made alternative financing arrangements and does not believe that any such alternative arrangements are necessary to be able to pay the Offer Price or the Merger Consideration.

This summary of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Credit Agreement, which is filed as Exhibit (b) to the Schedule TO and is incorporated herein by reference.

13.	Conditions of the Offer

For the purposes of this Section 13, capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, but subject to compliance with the terms and conditions of the Merger Agreement, and in addition to (and not in limitation of) the obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer in the event that, as of immediately prior to the expiration of the Offer:

•	the Minimum Condition has not been satisfied,

•	the Antitrust Condition has not been satisfied, or

•	any of the following shall have occurred and continue to exist:

(a)	any governmental authority of competent jurisdiction shall have (i) enacted, issued or promulgated any law (other than the applicable provisions of the HSR Act) that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the acquisition of the Shares by Galenica or Purchaser, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of the Shares by Galenica or Purchaser or the Merger, or (ii) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the acquisition of the Shares by Galenica or Purchaser or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Galenica or Purchaser or the Merger,

(b)	(i) the representations and warranties of Relypsa set forth in Sections 3.4(a) and 3.4(c) (Capitalization) of the Merger Agreement shall not be true and correct in all respects (except where the failure to be true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to Relypsa, Galenica and/or their Affiliates in excess of $5,000,000) at and as of the date of the Merger Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, in which case only as of such time), (ii) the representations and warranties of Relypsa set forth in Sections 3.7(a) (Absence of Changes) of the Merger Agreement shall not be true and correct in all respects at and as of the date of the Merger Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date, (iii) any of the representations and warranties of Relypsa set forth in Section 3.1(a) (Organization and Qualification), Section 3.2 (Corporate Power; Enforceability; Relypsa Board Recommendation), Section 3.21 (Brokers) and Section 3.22 (Opinions of the Financial Advisors of Relypsa) of the Merger Agreement shall not be true and correct in all material respects at and as the date of the Merger Agreement and at and as of the Expiration Date as if made at and as of the Expiration Date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, in which case only as of such time), and (iv) all other representations and warranties of Relypsa set forth in Article III of the Merger Agreement shall not be true and correct at and as of the date of the Merger Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, in which case only as of such time), except in the case of this subclause (iv), where the failure of such representations and warranties to be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” qualifiers set forth therein) would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect,

(c)	Relypsa shall have breached or failed to perform in any material respect any agreement or covenant to be performed, or complied with, by it under the Merger Agreement at or prior to the Expiration Date and such breach or failure shall not have been cured prior to the Expiration Date,

(d)	a Material Adverse Effect shall have arisen or occurred following the execution and delivery of the Merger Agreement that is continuing,

(e)	the Merger Agreement shall have been terminated in accordance with its terms, or

(f)	Relypsa shall not have delivered to Galenica a certificate, signed by an executive officer of Relypsa, certifying that the conditions set forth above in subclauses (b), (c) and (d) of this Section 13 — “Conditions of the Offer” have been duly satisfied.

The foregoing conditions are for the sole benefit of Galenica and Purchaser, may be asserted by Galenica or Purchaser and may be waived by Galenica or Purchaser in whole or in part at any time and from time to time in the sole discretion of Galenica or Purchaser, subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Galenica or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

14.	Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Relypsa is not permitted to declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock (other than dividends paid to Relypsa or one of its wholly owned subsidiaries by a wholly owned subsidiary of Relypsa) without the prior written consent of Galenica. See Section 11 — “Purpose of the Offer and Plans for Relypsa; Merger Agreement and Other Agreements — The Merger Agreement — Conduct of Business.”

15.	Certain Legal Matters; Regulatory Approvals

General. Except as otherwise set forth in this Section 15, we are not aware of any pending legal proceeding relating to the Offer. Except as otherwise set forth in this Section 15, based on our review of Relypsa’s publicly available SEC filings and other information regarding Relypsa, we are not aware of any governmental licenses or regulatory permits that appear to be material to the business of Relypsa and that might be adversely affected by the acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us as contemplated herein. In addition, except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Relypsa or our business or that certain parts of Relypsa or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations promulgated thereunder and those that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated Premerger Notification and Report Forms have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by Galenica, as the indirect ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Galenica and Relypsa filed a Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer on July 22, 2016. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day following the date of such filing, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer will be extended until ten calendar days following the date of substantial compliance by Galenica with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the closing of the transaction could be stayed only by a court or administrative order. Galenica also may agree with the FTC or the Antitrust Division that it will not close the transaction for a certain amount of time in order to allow the completion of its antitrust review. Complying with a Second Request can take a significant period of time. Although Relypsa is required to file a Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the Offer, neither Relypsa’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Relypsa from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will consider the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Relypsa. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Galenica, Purchaser, Relypsa, or any of their respective subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. Although Purchaser and Galenica believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer. See Section 13 — “Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where Relypsa is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such time. Relypsa has represented to us in the Merger Agreement that the Relypsa Board (at a meeting duly called and held) has duly adopted resolutions that are sufficient to render inapplicable to Galenica and Purchaser the restrictions on business combinations set forth in Section 203 of the DGCL and any other takeover laws that may purport to be applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, no Delaware statute should have the effect of precluding the Offer or the Merger. Purchaser has not attempted to comply with any other state takeover laws in connection with the Offer or the Merger. To the extent that the provisions of other state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby (other than the DGCL), and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13 — “Conditions of the Offer.”

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share pursuant to the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Galenica nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Relypsa will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Relypsa. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Galenica, Purchaser and Relypsa will take all necessary and appropriate action to effect the Merger as soon as practicable after the Acceptance Time, without a meeting of stockholders of Relypsa and in accordance with Section 251(h) of the DGCL.

16.	Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (the “Appraisal Shares”) at the Effective Time who did not tender Shares in the Offer, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Effective Time and the date of payment and will be compounded quarterly.

Any such judicial determination of the fair value of the Appraisal Shares could be based on considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the per share price to be paid pursuant to the Merger. Moreover, we or Relypsa may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer and the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

If any holder of Appraisal Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to applicable withholding taxes, in accordance with the Merger Agreement.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL, such stockholder must (among other things) do all of the following:

•	no later than the later of the consummation of the Offer and 20 days after the date of mailing of the notice referred to in the previous paragraph, deliver to Relypsa a written demand for appraisal by the holder of record of the Shares, which demand must reasonably inform Relypsa of the identity of the stockholder and that the stockholder is demanding appraisal,

•	not tender such stockholder’s Shares in the Offer, and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Following the Effective Time, additional steps may be necessary for any such stockholder to perfect his, her or its appraisal rights, all as described more fully in the Schedule 14D-9.

The foregoing summary of appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

17.	Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. Galenica has agreed to pay the Depositary a fee of $15,000 in its role as Depositary and $9,000 in its role as paying agent, and the Information Agreement a fee of $25,000 in connection with their services.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, on request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

In connection with Credit Suisse’s services as a financial advisor to Galenica, Galenica has agreed to pay Credit Suisse an aggregate fee that is estimated, based on information available of as of August 1, 2016, to be approximately $4.08 million (based on currency exchange rate from U.S. dollars to Swiss Francs on July 28, 2016). In addition, Credit Suisse AG, an affiliate of Credit Suisse provided the Financing pursuant to the terms of the Credit Agreement, and received an underwriting fee of $1.83 million (based on currency exchange rate from U.S. dollars to Swiss Francs on July 28, 2016). See Section 12 — “Source and Amount of Funds.”

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Relypsa has concurrently filed the Schedule 14D-9 in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 — “Certain Information Concerning Relypsa” — “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or Galenica not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied on as having been authorized. No broker, dealer, commercial bank, trust company or other nominee will be deemed to be the agent of Galenica, Purchaser, Relypsa, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Galenica, Purchaser, Relypsa or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Relypsa’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Vifor Pharma USA Inc.

August 4, 2016

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE

EXECUTIVE OFFICERS OF GALENICA AND PURCHASER

Galenica

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Galenica. Except as otherwise noted, positions specified are positions with Galenica. The citizenship of each director and executive officer of Galenica is set forth below such person’s name in the chart below.

Galenica Board of Directors

Name	Address	Principal Occupation or Employment
Etienne Jornod Swiss citizen	Untermattweg 8, 3027 Bern, Switzerland	• Executive Chairman • Chairman of the Board of Directors and CEO of Galenica (1996 – 2011)

Daniela Bosshardt-Hengartner Swiss citizen	Untermattweg 8, 3027 Bern, Switzerland

•       Self-employed management consultant in the pharmaceutical, medical technology and biotechnology sectors

•       Member of the Board of Directors of RepRisk AG

•       Formerly various positions as financial analyst, including Bank am Bellevue (1998 – 2002) and M2 Capital (2003 – 2004)

Prof. Dr. Michel Burnier Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland

•       Head of nephrology department of University Hospital of the Canton of Vaud

•       Member of the following organizations: Swiss Society of Nephrology (President), Scientific Council of the European Society of Hypertension (Treasurer) and Swiss Society of Hypertension (President)

•       Formerly a member of the Board of Swissmedic (2002 – 2010)

Dr. Romeo Cerutti Swiss and Italian Citizen	Untermattweg 8, 3027 Bern, Switzerland	• General Counsel and a member of the Executive Board of Credit Suisse Group Ltd. and Credit Suisse Ltd. • Member of the Board of Trustees of the University of Fribourg since 2006

Marc de Garidel French Citizen	Untermattweg 8, 3027 Bern, Switzerland

•       Chairman of the Board of Directors and Chief Executive Officer of Ipsen

•       Various positions at Amgen, including Vice-President Finance and Administration Europe, Vice-President and Chief Administration Officer, and General Manager for France and Vice-President of the South International Region (1995 – 2010)

Name	Address	Principal Occupation or Employment
Dr. Sylvie Gregoire Canadian and US Citizen	Untermattweg 8, 3027 Bern, Switzerland

•       Self-employed as an advisor to venture capital and biotech companies

•       Member of the Board of Directors of Novo Nordisk and PerkinElmer Inc.

•       Formerly President of Shire Human Genetic Therapies (2007 – 2013), worked in various roles at companies including Merck & Company (1987 – 1995), Biogen Inc. (1995 – 2003), GlycoFi Inc. (2004 – 2005) and IDM Pharma (2006 – 2007)

Fritz Hirsbrunner Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland

•       Member of the Board of Directors of Berlac AG, Sissach, and IVF Hartmann Holding AG, Neuhausen

•       Member of the Board of Trustees of IST Investmentstiftung für Personalvorsorge, Zurich

•       Member of the Board of Directors of VenCap 6 Ltd., Jersey

•       Member of the Corporate Executive Committee (1992 – 2011); Deputy Chief Executive Officer and Chief Financial Officer (1992 – 2011); Head of Investor Relations (1992 – 2014)

Stefano Pessina Monaco Citizen	Untermattweg 8, 3027 Bern, Switzerland	• Executive Chairman of Alliance Boots, London (UK) and Executive Vice Chairman of the Board and Chief Executive Officer of Walgreens Boots Alliance, Inc.

This E. Schneider Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland

•       Vice Chairman of the Board

•       Executive Chairman of Forbo International AG, Baar

•       Rieter Holding AG, Winterthur (Vice-Chairman of the Board of Directors), Antoneum Holding AG, Winterthur (member of the Board of Directors)

•       Delegate of the Board of Directors and CEO of Forbo International AG, Baar (2004 – 2014)

Galenica Executive Officers

Name	Address	Principal Occupation or Employment
Etienne Jornod Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland	• Executive Chairman • Chairman of the Board of Directors and Chief Executive Officer (1996 – 2011)

Dr. Jörg Kneubühler Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland	• Chief Financial Officer and Chief Executive Officer of Galenica Sante • Head of Controlling (2006 – 2009); Head Corporate Finance and Controlling (2009 – 2012); Head Human Resources (2012 – 2014)

Felix Burkhard Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland	• Head Strategic Projects • Head Retail Business sector (2010 – 2015); Head of the Amavita pharmacy chain (2008 – 2010)

Name	Address	Principal Occupation or Employment
Jean-Claude Clémençon Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland	• Head Retail Business sector • Head Logistics Business sector and in charge of HealthCare Information (2005 – 2015)

Dr. Gianni Zampieri Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland	• Head Pharma Operations and Vice-Chief Executive Officer of Vifor Pharma • Chief Executive Officer of OM Pharma (2009 – 2010); Head of the Pharma Division of the Galenica Group from (2004 – 2008)

Dr. Andreas Walde Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland	• General Secretary • General Counsel and Company Secretary of Petroplus Holdings Inc. (2011 – 2013) • General Counsel and Company Secretary of Clariant Ltd. (2007 – 2010)

Dr. Oliver Philipp Kronenberg Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland	• Group General Counsel • Head of Legal & Compliance Kuros Biosurgery Ltd (2006-2008)

Purchaser

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Except as otherwise noted, positions specified are positions with Galenica.

Vifor Pharma USA Inc. Board of Directors

Name	Address	Principal Occupation or Employment
Colin Michael Bond Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland	• Chief Financial Officer of Vifor Pharma • Member of the Board of Directors and Chairman of the Audit Committee of Siegfried AG • Group Chief Financial Officer of Evotec Group (2010 – 2016)

Dr. Oliver Philipp Kronenberg Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland	• Group General Counsel • Head of Legal & Compliance Kuros Biosurgery Ltd (2006-2008)

Dr. Andreas Walde Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland	• General Secretary • General Counsel and Company Secretary of Petroplus Holdings Inc. (2011 – 2013) • General Counsel and Company Secretary of Clariant Ltd. (2007 – 2010)

Vifor Pharma USA Inc. Executive Officers

Name	Address	Principal Occupation or Employment
Colin Michael Bond Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland	• Chief Financial Officer of Vifor Pharma • Member of the Board of Directors and Chairman of the Audit Committee of Siegfried AG • Group Chief Financial Officer of Evotec Group (2010 – 2016)

Dr. Oliver Philipp Kronenberg Swiss Citizen	Untermattweg 8, 3027 Bern, Switzerland	• Group General Counsel • Head of Legal & Compliance Kuros Biosurgery Ltd (2006-2008)

Manually signed facsimiles of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Relypsa or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call (877) 248-6417 or (718) 921-8317

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

Call Collect (212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com